                      U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                     FORM 10-SB

        GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

          Under Section 12 (b) or (g) of the Securities Exchange Act of 1934

                        NETWORK HOLDINGS INTERNATIONAL, INC.
                   (Name of Small Business Issuer in its charter)


          DELAWARE                                              65-0794980
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)


       2701 WEST OAKLAND PARK BLVD., SUITE 305, FORT LAUDERDALE, FLORIDA 33311
                 (Address of principal executive offices)  (Zip Code)

                                    954-453-3400
                   (Issuer's telephone number, including area code)

                                   with copies to:

                                 Matthias & Berg LLP
                                Jeffrey P. Berg, Esq.
                          1990 South Bundy Drive, Suite 790
                            Los Angeles, California 90025
                                    (310) 820-0083

             Securities to be registered under Section 12(b) of the Act:

     Title of each class                     Name of each exchange on which
     to be so registered                     each class is to be registered
     -------------------                     ------------------------------

          None                                          None

             Securities to be registered under Section 12(g) of the Act:

                       Common Stock, $0.001 par value per share
                       ----------------------------------------
                                   (Title of class)

                                AVAILABLE INFORMATION

     Upon this Registration Statement becoming effective, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its New York Regional Office, Room 1300, 7 World Trade Center, New York, New York 10048; and at its Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at prescribed rates. In addition, such materials may be accessed electronically at the Commission's site on the World Wide Web, located at http:/www.sec.gov.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements and such other reports as the Company deems appropriate or as may be required by law.

     THIS REGISTRATION STATEMENT ON FORM 10-SB (THE "REGISTRATION STATEMENT") MAY BE DEEMED TO CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "REFORM ACT"). FORWARD-LOOKING STATEMENTS IN THIS REGISTRATION STATEMENT OR HEREAFTER INCLUDED IN OTHER PUBLICLY AVAILABLE DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), REPORTS TO THE COMPANY'S STOCKHOLDERS AND OTHER PUBLICLY AVAILABLE STATEMENTS ISSUED OR RELEASED BY THE COMPANY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE THE COMPANY'S ACTUAL RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS TO DIFFER FROM THE FUTURE RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FUTURE RESULTS ARE BASED UPON MANAGEMENT'S BEST ESTIMATES BASED UPON CURRENT CONDITIONS AND THE MOST RECENT RESULTS OF OPERATIONS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS SET FORTH HEREIN, EACH OF WHICH COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS AND THE ACCURACY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.


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PART I


ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

     Network Holdings International, Inc., a Delaware corporation (the "Company"), formerly known as TravelMax International, Inc. ("TMax Utah"), a Utah corporation, together with its wholly-owned subsidiary, TravelMax International, Inc., a California corporation ("TMax-California"), (collectively, the "Company") is principally a provider of travel agent services through its network of independent representatives ("IRs"), many of whom are independent travel agents ("ITAs"). The Company's IRs, who are independent contractors, earn commissions by selling travel services and travel and leisure products to retail consumers or to other IRs. IRs may also develop their own IR organizations (sometimes referred to as "downlines") by sponsoring other IRs to sell travel services and products in any market where the Company operates. In addition, the Company markets tutorials and promotional merchandise designed to enable IRs to build their own referral travel agent business.

HISTORY OF THE COMPANY

     The BullEk Corporation, a Utah corporation ("BullEk Utah"), was incorporated on August 25, 1983, under the name Ves-spree, Inc. ("Ves-spree"). Ves-pree changed its name on April 7, 1987, to Profit Planning Institute, Inc. ("PPI"). PPI changed its name on October 14, 1992, to BullEk Utah. At the time of the Share Exchange (described below), the sole asset of BullEk Utah was all of the issued and outstanding common stock of BullEk, Inc., a Florida corporation ("BullEk Florida").

     TMax-California was incorporated in California on July 12, 1995, and began operating a travel services business based upon multilevel marketing of that companies services. In December, 1995, pursuant to an agreement (the "Share Exchange Agreement"), all of the common stock of TMax-California was acquired by BullEk Utah. In the share exchange ("Share Exchange"), the shareholders of TMax-California received one share of BullEk Utah common stock for each share of TMax-California common stock purportedly owned by such TMax-California shareholders. The TMax-California shareholders, in the aggregate, were issued 4,672,500 shares of BullEk Utah common stock, which represented approximately 70% of all of the issued BullEk Utah common stock after the Share Exchange was effectuated. In connection with the Share Exchange and purportedly to provide to the shareholders of TMax-California a "clean shell," in December, 1995, all of the issued and outstanding common stock of BullEk Florida was transferred, for no consideration to the Company, to Robert F. Bullard and Ronald C. Eken, the then controlling and principal shareholders of BullEk Utah. Immediately prior to the effectiveness of the Share Exchange, BullEk Utah changed its name to TMax Utah and effectuated a one-for-six reverse split of its outstanding Common Stock, reducing the total number of issued and outstanding shares of BullEk Utah from 13,200,000 to 2,220,000. See "Legal Proceedings."

     On April 14, 1997, the Company ceased all operations for 14 days. See "Legal Proceedings." On April 24, 1997, the Company, Dale Paisley ("Paisley"),William Alverson (" Alverson") and Mark Guest ("Guest"), the Company's then Chief Financial Officer, Chief Executive Officer and Vice President, respectively, entered into a management agreement ("Management Agreement"), with Glenn M. Gallant ("Gallant") and Douglas R. Baetz ("Baetz") (collectively, the "Principal Shareholders"), who were then unaffiliated third parties to the Company. The purpose of the Management Agreement was to induce Messrs. Baetz and Gallant to recapitalize and to restart operations of the Company. Pursuant to the terms of the Management Agreement, Messrs. Baetz and Gallant acquired 25,863,354 newly-issued shares of the Company's Common Stock, constituting 70.8 percent of the then issued and outstanding Common Stock of the Company. As of the date of this Registration Statement, Century Financial Group, Inc. ("Century"), an affiliate of Messrs. Baetz and Gallant, has lent the Company a total of approximately $8,700,000 (in principal and interest), for working capital and other purposes. Under the

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terms of the Management Agreement, most of the existing directors and officers of the Company resigned, and the Principal Shareholders were named directors of the Company. Pursuant to the Management Agreement, Alverson and Guest assigned to the Company all of their rights to all warrants, options and other rights to acquire shares of Common Stock. The Company resumed business operations under its new management on April 28, 1997. See "Legal Proceedings" and "Certain Relationships and Related Transactions."

     In August, 1997, the Company filed suit in the Superior Court of the State of California, County of Orange, entitled TRAVELMAX INTERNATIONAL, INC., ET AL., PLAINTIFFS V. WILLIAM ALVERSON, ET. AL., DEFENDANTS, Case No.783061. This suit makes claims, on behalf of the Company, against Paisley, Alverson and certain other persons. The Company's claims against the Defendants are based upon a theory that the Defendants participated in a scheme to improperly acquire large blocks of the Company's Common Stock for little or no consideration and committed numerous acts in violation of their fiduciary duty to the Company and the doctrine of corporate opportunity. See "Legal Proceedings."

     In October, 1997, the Company entered into an agreement, subject to certain contingencies, to acquire all of the common stock of Links Direct, Inc. ("Links"), an unaffiliated network marketing business selling golf and golf-related products. See "Description of Business - Recent Acquisitions."

     On November 20, 1997, the Company changed its state of incorporation from Utah to Delaware and changed its name to Network Holdings International, Inc. These changes became effective as of January 20, 1998.

     As of January 5, 1998, the Company acquired the exclusive rights to the names of independent representatives of Jetaway Travel Corporation ("Jetaway"), a network marketing travel company. See "Description of Business - Acquisitions."

BUSINESS OF THE COMPANY

BUSINESS GOALS

     Management of the Company has determined that the most efficient means of achieving its goal of a large, active, trained organization of referral ITAs is to build up the numbers of such trained ITAs as quickly as possible. To this end the Company has instituted a new compensation plan which actively encourages the sponsoring and training of new ITAs. In addition, the Company has embarked on an acquisition program to bring in large numbers of experienced network marketing representatives. Both of these measures are designed to bring the Company closer to its ultimate goal of operating a nationwide full service travel agency which draws its business from its ITAs. See "Description of Business - Compensation Plan."

     The Company's goal is to build a network of active, enthusiastic IRs to market the Company's travel services and sell its line of products. "Travel Services" in this context means the booking of reservations for airlines, hotels, cruise lines, rental cars and other travel-related services. To achieve the first goal, the Company has recently reworked its entire compensation program for IRs, and has substantially increased its training and support of IRs. The Company's products consist of: (i) a series of tutorials on the travel business and on a number of other subjects (collectively, the "Tutorial Products"); (ii) business support products, including promotional materials to assist ITAs in building their travel services business; (iii) prepaid telephone cards; (iv) long distance telephone service; (v) membership in the Electronic Secretarial Assistant ("ESA"), a central telephonic paging, message, e-mail and electronic calendar service; and (vi) products sold in My-Mall, an electronic (on the Internet) catalog-based outlet of 3,000 various miscellaneous products. Products in categories (ii) through (vi) are sometimes referred to as "Additional Products." See "Description of Business - Sale of Products" and "Certain Relationships and Related Transactions."


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     The Company intends to strengthen its network of IRs by improving its training and IR support programs and by acquiring groups of independent representatives from other network marketing companies. The Company has embarked on a program of selective acquisition of businesses and assets which are consistent and compatible with the Company's existing business, either because of the products to be sold or the marketing method used to sell them. For example, the Company has entered into an agreement, subject to certain contingencies not yet fulfilled, to acquire all of the issued and outstanding common stock of Links, an unaffiliated network marketing (sometimes referred to as "multi-level marketing" or "MLM") business, which sells golf and
related products.   Management believes that this golf products line will
give existing IRs an additional "leisure" product to sell which is related to the Company's existing leisure travel and cruise business and which may be marketed to many of the IRs' existing customers, although no assurance can be given to that effect. See "Description of Business - Sale of Products" and "Description of Business - Acquisitions."

BACKGROUND OF TRAVEL BUSINESS

     The Company was established to market leisure travel services through its IRs. The travel industry's principal providers, airlines, cruise lines and automobile rental companies, historically have relied on their internal sales departments and independent travel agencies as their primary distribution channels. During the past two years, however, airlines have reduced the amount of commissions paid to travel agents from 10% to 8%, making it more difficult for travel agents to operate profitably. In addition, travel agencies face competition from a number of newer types of travel services businesses, including travel companies such as Preview Travel, Inc., which offers travel services directly to the consumer over the Internet, other MLM travel companies and certain travel companies which use independent representatives but are not MLM businesses. See "Description of Business - Competition."

THE COMPANY'S TRAVEL SERVICES BUSINESS

     Unlike most other travel service companies, the Company operates exclusively through its IR network, wherein IRs take advantage of personal contacts and communication to build their business. The travel services business involves the receipt of payment by customers before tickets or other bookings are delivered. These same customers generally require a significant amount of information before the sale is made, especially in the case of leisure travel. Thus, a travel agent who has a personal relationship with potential customers may have a significant advantage over other travel agents, although no assurance can be given to that effect. It is this factor, along with the perceived efficiencies of network marketing, that management of the Company believes may constitute an advantage to the travel service business of the Company, although no assurance to this effect can be given.

SALE OF PRODUCTS

     In addition to the provision of travel services, the Company markets a number of other products. The first category of products is the videotape and text tutorials ("Tutorials"), principally the ITA Tutorial which teaches each new IR step by step how to become knowledgeable in the travel agent business. The ITA Tutorial covers certain aspects of airline fares and reservations, group tours, and hotels and assistance in building a referral travel agent business. The other Tutorials available for sale by the Company's IRs are: (i) NetMax 2000, which teaches how to establish one's own website on the Internet; (ii) TaxMax Tutorial, which provides tax planning advice in those areas considered to be of interest to IRs and their customers, such as deduction of the cost of a home office; (iii) TaxMax/Time Share Tutorial, which provides tax planning advice on how to maximize deductions in connection with acquisition and maintenance of a "time-share" real estate interest; and (iv) TaxMax/RV Tutorial, which provides tax planning advice on how to maximize deductions in connection with acquisition and maintenance of a recreational vehicle. As of the date of this Registration Statement, approximately 40% of the Company's revenue is derived from the sale of Tutorials; the remainder of the Company's revenue is derived principally from travel services.

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     In addition to the Tutorials described above, the Company has offered a videotape tutorial on training to become a consultant ("Charity Consultant") to charitable organizations. Since such tutorial was written, the Company has become aware of increased regulation by certain states of activities of charity consultants. In an effort to instruct new purchasers on responsibilities under such charity fundraising laws of several states, the new management of the Company decided to develop a far more comprehensive program, including all of the relevant state law provisions governing such activities. Until that new program is ready, the Company has suspended sales of the existing Charity Consultant Tutorial. No assurance can be given that the new Charity services program will provide a comprehensive and rigorous training manual for such business. See "Management's Discussion and Analysis or Plan of Operation" and "Legal Proceedings."

     During 1997, the Company established a charitable foundation ("TMax Foundation") with the intent of enabling IRs to allocate, through the foundation, a portion of their commissions to one or more specific public charities. See "Legal Proceedings."

     The second type of products available for sale by ITAs is the collection of business office support items ("Support Products"), including sales literature and other items designed to assist the ITA in maintaining his travel services business.

ADDITIONAL PRODUCTS.

     The third category of products marketed by the Company's IRs consists of the various Additional Products. The availability of the Additional Products to the Company's IRs only began in the latter part of 1997 and they have not generated significant revenue to the Company as of the date of this Registration Statement. See "Description of Business - Compensation Plan."

     The Company has embarked on a program of introducing new products available for marketing by IRs. Most of these products are intended to be of interest to persons who are themselves IRs. The products include telephone debit cards and long-distance telephone services, provided by Access Communications, Corp. ("Access"), the sole shareholders of which are the Principal Shareholders. Thus, Access may be deemed to be an affiliate of the Company. The Company has recently introduced membership in the Electronic Secretarial Assistant, an unaffiliated third party, which offers members a wide range of remote communication features, such as voice-mail paging, fax paging, conference calls, card-less long distance calling, reminder electronic memos, forwarding of calls and fax-on-demand. In addition, the Company maintains an electronic "department store" on the Internet which sells 18 different categories of products, from fine wine and cigars to personal care and fitness and kitchen gadgets. The Company has used such cards as a means of paying certain claims by IRs for refunds. See "Managements Discussion and Analysis or Plan of Operation" and "Certain Relationships and Related Transactions."

RECENT ACQUISITIONS

     To increase its number of active IRs at a faster pace, the Company has embarked on a program of acquisition of businesses which can both provide benefits to and draw benefits from the Company's existing IRs. In October, 1997, the Company entered into an agreement with the shareholders of Links, unaffiliated third parties, to acquire all of the issued and outstanding shares of the common stock of Links, which is a network marketing seller of golf products. The closing of this agreement is contingent upon fulfillment of certain conditions, including a determination that the financial records of Links are auditable. The consideration for the acquisition will be an amount of the Company's Common Stock equal in value, measured as of the date of closing of the acquisition, to the amount of debt and equity investment made in Links by its shareholders as of the date of closing. This amount is currently estimated to be $2,400,000. In addition, the Company will directly assume certain obligations of Links to third parties and will replace the principal shareholder of Links as guarantor on certain obligations of Links. While management of the Company believes that the contingencies to the acquisition will be removed and the transaction will close, no assurance can be given to that effect. The Company intends to make Links' golf products line available to its

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current IRs, but has not formulated a plan for this integration into its organization of Links' products and independent representatives. No assurance can be given that such integration will be completed.

     On January 5, 1998, the Company entered into an agreement with Jetaway Travel Corporation, a California corporation ("Jetaway"), an unaffiliated third party, engaged in the network marketing of referral travel services, to acquire the exclusive rights to the names of Jetaway's independent representatives for a total consideration of $300,000. The parties estimated that Jetaway had approximately 100,000 such independent representatives. The purchase price for the acquisition was payable 50% in cash and 50% in Common Stock of the Company. $100,000 of the cash portion of the purchase price was paid at the closing of the acquisition in January, 1998. The funds for such payment were derived from the line of credit provided by Century. In addition, the Company agreed to enter into a two-year employment agreement with Larry Michaels, Chief Operating Officer of Jetaway, in which Michaels
was named Senior Vice-President - Travel Services of TMax-California.   The
Common Stock portion of the purchase price is measured on the basis of the average mean between the daily closing bid and asked prices in the over-the-counter market for the Company' Common Stock for the five business days preceding the closing, was payable ninety days after the closing. Subsequent to the closing, the Company learned that the number of names of independent representatives provided by Jetaway was significantly below that for which the Company had bargained and that a large percentage of the names delivered consisted of a block of names just acquired by Jetaway from World Travel, a company which had just ceased operations. The World Travel representatives had little or no history of operating within the Jetaway organization. For this reason, the Company has withheld the $50,000 cash payment and is in negotiation with the sole shareholder of Jetaway to resolve all disputes. No assurance can be given that this negotiation will be successful. See "Executive Compensation - Employment Agreement with Larry Michaels" and "Certain Relationships and Related Transactions."

NETWORK MARKETING SYSTEM

     OVERVIEW OF NETWORK MARKETING SYSTEM. The foundation of the Company's business philosophy and distribution system is network marketing. Network, or multilevel, marketing generally involves sales representatives selling products directly to the consumer rather than through the medium of a retail outlet. Such representatives may purchase products at wholesale prices from a manufacturer and sell them at retail. They may also serve principally as sales representative who take orders for and receive commissions from the sale of Company products or services. Both types of representatives are entitled to sponsor other representatives and receive commissions on the sales of the sponsored sales representatives and those in the group or organization. Leading merchandisers who use this form of network marketing include Amway Corporation, Mary Kay Cosmetics and Rexall Sundown.

     THE COMPANY'S NETWORK MARKETING SYSTEM. The Company's network marketing program is similar to that of other MLM businesses in many respects. First, compensation of any individual IR is dependent in part on the development by each IR of an effective network of new IRs (sometimes referred to as such IR's "Downline"). Second, the Company does not engage in direct consumer advertising. Third, each IR is an independent contractor, not an employee of the Company. A key difference from most other programs is that the Company sells both tangible and intangible products. The sale of Tutorials, which constitute source of the vast majority of the Company's revenue, are intellectual property. A successful ITA will often do much more than merely soliciting and accepting travel bookings from the public. He will also assist his customers in planning trips, determining optimum routings, selection of airports (in cities with more than one airport), and offering other advice on vacations and travel. This difference may require each IR to be more knowledgeable about the Company's business than his counterpart at another MLM company who is merely selling tangible products. The result is that, because of the need to become knowledgeable about the travel and leisure business, the Company's IRs may face greater challenges in establishing their individual businesses. On the other hand, such IRs may have a greater opportunity to build a dynamic business as a seller of the Company's


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products and a travel agent because of the necessity of early training.  No assurance can be given that the nature of the Company's business will serve to generate increased revenue to the Company.

     QUALIFICATION AS AN IR. To qualify as an IR, an individual must purchase a TravelMax Representative Kit for $25. The Company is forbidden in certain states from making any profit on the sale of such kits. At this point the IR may sell the ITA Tutorial at its retail price of $470, for which a direct sales commission of $100 is earned, but is not permitted to book travel services until he himself becomes an ITA. The Company requires no purchase of inventory and does not pay a commission on the recruitment of other IRs ("headhunting"). See "Description of Business - Regulation of Network Marketing."

     QUALIFICATION AS AN INDEPENDENT TRAVEL AGENT. To qualify as an ITA, who is entitled to book travel services, the IR must purchase and study the ITA Tutorial and pass a test ("ITA Test") which is administered by the Company. The function of the ITA is to act as an outside referral travel agent, who generates travel bookings business from individuals and businesses and places all such bookings with the Company. Unlike a full-service travel agent who places bookings directly with a travel provider (such as an airline or a cruise line), the ITA does not have to maintain any of the computer hardware (to print tickets), deposit cash bonds or engage any full time employees (to answer the telephone during all business hours) necessary to such a business. Rather, in exchange for sharing the commission paid by the travel provider to the Company, the ITA refers the travel booking to the Company, and the Company performs the business functions performed by any full-service travel agency. These functions include maintaining long-term relationships with certain travel providers which yield discounted travel prices on all bookings placed with such providers. As of May 1, 1998, the Company maintains relationships yielding discounts with Continental, Trans World Airlines and Value Air. No assurance can be given that such relationships will continue in their present form or at all. The Company hopes to negotiate similar relationships with other travel and leisure service providers, including cruise line operators, although no assurance can be given to that effect.
See "Business - Compensation Plan" and "Management's Discussion and Analysis or Plan of Operation."

     The Company's revenue is directly dependent upon the efforts of IRs. Growth in sales volume requires an increase in the productivity of IRs and/or growth in the total number of IRs. Because the IRs are independent contractors, the Company has no control over the level of sponsorship of new IRs. There can be no assurance that the productivity or number of IRs, or, more importantly, active IRs, will increase in the future. Furthermore, the Company estimates that, as of May 1, 1998, twelve IRs have qualified as "bronze" or "silver" IRs, and none has qualified as a "gold" (all defined
below).    In general, the performance of the IRs who constitute the downline of such high-achieving IRs depends on the support and training by such high-achieving IRs. Consequently, the loss of a high-level IR, together with a group of leading IRs in such IR's downline network, or the loss of a significant number of IRs for any reason, could have a material adverse effect on the Company's business. See "Business - Compensation Plan."

COMPENSATION PLAN

     BACKGROUND OF COMPENSATION OF INDEPENDENT REPRESENTATIVES. An IR's network marketing business does not use fixed retail outlets, advertising or sales employees. It relies exclusively on the efforts of independent representatives, who receive no regular stipend and who are under only limited control of an MLM company. For a company to have profitable operations, its independent representatives must sell products or services and must create their own independent representative organizations or downlines to broaden the base of the Company's marketing organization. The principal incentive for these activities is the company's compensation plan. The purpose of any MLM compensation plan is to provide a financial incentive for each independent representative both to market the company's products and services and to enlist others to become independent representatives. Thus, virtually every compensation plan for an MLM company involves paying a commission to an independent representative for direct sales and also paying either for

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introducing new independent representatives to the company's business and/or paying the independent representative a commission on sales of those new independent representatives whom he has introduced.

     Each compensation plan must be designed to fit the particular needs of the MLM business in question. If a company's business involves an initial steep learning curve, for example, the compensation plan might reward diligence of the specific independent representative, to encourage training and diligence. In any case, the Company must maintain an efficient training and support structure for its independent representatives, which constitute its principal asset. Even more importantly, it must insure that the total of commissions payable does not exhaust the company's own profit margin on sales.

     Management of the Company believes that the compensation plan which existed before April, 1997, was responsible in part for the Company's cash flow problems and the Company's shut-down in April. Under that former compensation plan, the total commissions payable on certain sales could exceed the Company's total gross profit on such sale. Management has spent the time since April, 1997, designing and redesigning its compensation plan in an effort to take advantage of the Company's existing base of IRs and stimulate the recruitment of new IRs, while controlling the amount of payout to IRs so that the Company can maintain profitability. The Company's current compensation plan was adopted in the first quarter of 1998. Management believes that the current plan, as described below, provides the right mix of financial incentives for IRs to enable the Company to grow significantly, although no assurance can be given to that effect.

     SPONSORING. The Company relies on existing IRs to sponsor new IRs. While the Company provides product samples, brochures, magazines and other sales materials, IRs are primarily responsible for educating new IRs with respect to products, the Compensation Plan, and the building of a successful travel services business. Sponsoring activities are not required of IRs. Generally, IRs invite friends, family members and acquaintances to sales meetings where Company products are presented and where the Compensation Plan is explained. The IR is also entitled to sponsor other IRs in order to build a network of IRs. The sponsoring of new IRs creates multiple levels in the network marketing structure. Persons whom a IR sponsors are referred to as "downline" or "sponsored" IRs. If downline IRs also sponsor new IRs, they create additional levels in the structure, but their downline IRs remain part of the same downline network as their original sponsoring IR.

     OVERVIEW OF THE COMPANY'S COMPENSATION PLAN. The Company's principal goal is to build a large organization of ITAs who book travel services through the Company. Each ITA earns a direct commission on such bookings.
In addition, the Company gives its IRs the opportunity to sell products, both the Additional Products and the Tutorials. Since the Tutorials, principally the ITA Tutorials, tend to build up the number of IRs working with the Company, such sales qualify for the most lucrative bonuses offered by the Company. It is the belief of management of the Company that the financial incentives offered to IRs to sell Tutorials and build up the Company's number of active ITAs will, in the long run, establish a large number of ITAs who book travel services for the Company, although no assurance can be given to that effect. See "Description of Business - Compensation Plan - Compensation Plan for Tutorials."

     COMPENSATION PLAN FOR TRAVEL SERVICES. The initial purchase made by anyone wishing to become an IR is the Company's Representative Kit, which sells for $25. An IR is entitled to sell the Company's products but may not book travel services. The sale of a Representative Kit to a customer generates no commission for the selling IR. An ITA, that is, an IR who has qualified by purchasing the ITA Tutorial and passing the ITA test prepared and administered by the Company, receives a commission on all travel services booked and referred to the Company equal to 40% of the total amount earned by the Company. Thus, if an ITA books air tickets for $1,000, the Company will earn a commission of $50 (the commission rate is 8%, with a cap of $50) from the airline. Of that amount, 40%, or $20, is paid to the ITA. The Company keeps the remaining $30, but must cover all of the cost of operations of the Company out of these funds. See "Management's Discussion and Analysis or Plan of Operations."

     COMPENSATION PLAN FOR SALES OF ADDITIONAL PRODUCTS.  In general, IRs
(not just ITAs) earn a commission of 40% of the commissionable value ("Commissionable Value"), which is, for each product, an amount less than the retail sales price (usually from 30% to 40%), of each of the Company's products which they sell directly. Under the Company's "Unilevel" override system, which applies to the Additional Products, an IR earns 10% in overrides in respect of the sale of Additional Products by any member of such IR's downline up to a maximum of six levels down. If the initial IR has six levels of downline, each sale by an IR at the bottom level generates 40% to the selling IR and 10% to each of the introducing IRs at the levels above him. Thus, the Company has a theoretical liability of 100% of the Commissionable Value on each sale of an Additional Product. This still leaves the Company with a gross profit on the sale of the product which gives rise to the commission and the overrides. In order to qualify for the Unilevel overrides, an IR first must have downline IRs and second must have, for the month in question, direct sales of at least $100. See "Management's Discussion and Analysis or Plan of Operations."

     COMPENSATION PLAN FOR TUTORIALS. The largest incentives are reserved for the sale, directly and indirectly, of "coded bonus products." Coded bonus products are the Tutorials (ITA Tutorial, NetMax 2000, TaxMax, TaxMax RV and TaxMax Timeshare). The bonus commissions are computed separately for each type of Tutorial. Using the ITA Tutorial as an example, an ITA ("Originating ITA") must first qualify as an ITA, then sponsor two people who also purchase the ITA Tutorial. Such two people must, with the Originating IR, sponsor a total of four additional people. Each ITA in the group will have earned a commission of 40% of the coded bonus value ("Coded Bonus Value") of the Tutorial. The Coded Bonus Value, which is applied only to Tutorials, is an amount, usually about 50%, of the retail price which represents the total which the Company is prepared to pay out in the form of commissions and bonuses to its ITAs. Once six people have been sponsored, the Originating ITA will have qualified as a "Bronze Rep," eligible to move to the next stage of group building.

     As a Bronze Rep, the Originating ITA begins to form another downline group. He will earn a bonus of 20% of the Coded Bonus Value of all ITA Tutorials sold by all members of the Bronze group. In addition, if he introduces three new ITAs, who, among them, in turn sponsor an additional nine new ITAs beneath the three, then the originating ITA will qualify as a Silver Rep, eligible to move to the next stage of group building.

     As a Silver Rep, the originating ITA begins to form yet another group. He will earn a bonus of 40% of the Coded Bonus Value of all ITA Tutorials sold by all members of the Silver group. In addition, if he introduces four new ITAs, who in turn sponsor an additional sixteen new ITAs beneath the four, then the originating ITA will qualify as a Gold Rep, eligible to move to the next stage of group building.

     As a Gold Rep, the originating ITA will earn a bonus of 60% of the Coded Bonus Value of all ITA Tutorials sold by all members of the Gold group.

     As of May 1, 1998, there are 12 Bronze ITAs, 4 Silver ITAs and no Gold ITAs (out of 30,000 IRs), some of whom were "grandfathered" into their current status on the basis of their performance under the former compensation plan. Management believes that the financial incentives in this compensation plan will serve to encourage the growth of more high performing ITAs, although no assurance can be given to that effect. Since the compensation plan is newly adopted, no assurance can be given that it will work well or even at all. Even if the compensation plan enables a number of IRs to become Bronze, Silver and Gold Reps, no assurance can be given that this will result in profits to the Company.

     INDEPENDENT REPRESENTATIVES STOCK OPTION PLAN. In addition to the Compensation Plans described above, the Company maintains the Independent Representatives Stock Option Plan (the "IR Plan"), whereby the Company may grant options to IRs for the purchase of the Company's Common Stock on the basis of performance by such IRs. Under the IR Plan's guidelines (which may be overridden by the Company's Board of Directors), commissions of from $2,250 to $4,499 per week will result in the issuance of stock options to purchase 250 shares of Common Stock, commissions of from $4,500 to $6,749 per week will result in the issuance of stock options to purchase 500 shares of Common Stock, and commissions of $6,750 or more per week will result in the issuance of stock options to purchase 1,000 shares of Common Stock. Under the IR Plan's guidelines, for each set of options granted, 25% will vest after two years from the date of grant, 25% will vest after three years from the date of grant, and the remaining 50% will vest after four years from the date of grant. The exercise price of the options will be determined by the Company at the time of the grant but will be no less than the fair market value of the Company's Common Stock at the time of the grant. Unless specified otherwise by the Company at the time of grant, all rights to exercise these options shall terminate if the optionee ceases to be an IR of the Company (except in certain cases of death or disability). The Company has retained an attorney specializing in MLM law as an advisor to ensure that the Company remains in compliance with network marketing laws. However, no assurance can be given that the Company will remain in compliance with network marketing law. See "Description of Securities."

TRAINING AND DISCIPLINE OF IRs

     A potential IR must enter into an IR agreement with the Company which obligates the IR to abide by the Company's policies and procedures. However, since the IRs are independent contractors, the Company has only limited means with which to control the actions of such IRs. Management believes that the best means of instilling actions which adhere to the Company's policies is a comprehensive training and support program, although no assurance can be given to that effect. Increased training has been a priority of management since April, 1997. The Company's programs include extensive written instructional materials, the availability of regular conference calls for IRs with more experienced IRs and with the Company's Training Director, and the use of the Company's Website on the Internet for dissemination of the latest information on the Company and its products and services. In addition, the Company regularly holds training seminars on the marketing by IR of travel services; in May, 1998, alone, 13 such comprehensive seminars are scheduled across the country. Once or twice a month, the Company runs a full day program (at a cost of $35) for the development of ITA skills, both for new and advanced ITAs. Attendance by IRs and ITAs is optional. This program covers international airfares, familiarization trips and discounts, leisure travel strategies, sales skills for building an IR's business, group sales, corporate and many other topics. No assurance can be given that these support activities will result in the generation of revenue to the Company.

     From time to time, it becomes necessary to discipline an IR for activities which may be adverse to the Company's best interest. An example of such actions would be the making of exaggerated claims concerning the Company's Compensation Plan or products. The Company is in the process of studying proposals for a more comprehensive set of procedures for all IRs, beyond its current policies and procedures, together with sanctions, including dismissal, to be applied for particular acts.

REGULATION OF NETWORK MARKETING.

     Direct selling activities are regulated by various governmental agencies. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as "pyramid" or "chain sales" schemes, that promise quick rewards for little or no effort, require high entry costs, use high pressure recruiting methods and/or do not involve legitimate products or services. The Company believes that its method of distribution is in compliance in all material respects with the laws and regulations relating to direct selling activities of the states in which the Company currently operates, although no assurance can be given to that effect.

     The Company's network marketing system is potentially subject to a number of federal and state regulations administered by the Federal Trade Commission ("FTC") and various state agencies. Regulations applicable to network marketing organizations are generally directed at ensuring that product sales are ultimately made to consumers and that advancement within such organizations be based on sales of the organizations' products and services rather than investments in the organizations or other non-retail sales related criteria. See "Description of Business - Business Goals."

     The basic thrust of these statutes is that marketing plans are prohibited which require an investment or purchase by sales representatives for the right to recruit others for economic gain. Under these statutes, multilevel marketing companies must be bona fide retail organizations which market bona fide products to the ultimate consumer. Inventory loading and headhunting are prohibited, and sales kits must be sold at actual company cost to sales representatives.

     In the leading decisions in this subject area, a variety of abuses have been targeted as potential elements of illegal marketing plans including: products which have no "real world" marketplace; products which are sold at inflated prices; mandatory purchases of company product; plans which result in inventory loading of representatives; substantial cash investment requirements; mandatory purchases of peripheral or other products or services; plans in which company products are totally or substantially consumed only by representatives; plans in which representatives are left with substantial unsold inventory upon cancellation of participation; plans in which representatives purchase products in order to further the marketing plan rather than out of genuine desire and need for the product; plans which would fail without purchases by participants; plans which make no effort to emphasize retail sales to the ultimate nonparticipant consumer; plans which require no meaningful participation by representatives after becoming a representative; plans in which fees are paid to representatives for headhunting; plans in which commissions are not based on actual retail product sales; plans in which emphasis is on recruitment rather than sale of product; and plans which contain elements of a lottery rewarding participants based on chance rather than on bona fide sales efforts. See "Description of Business - Regulation of Network Marketing."

     The term "investment" and its definition arises time and time again in the statutes and the cases involved in multilevel marketing. The pyramid statutes and the business opportunity statutes of many states specifically exempt from the term required "investment" sales kit materials or demonstration materials sold at company cost. It should be noted that many of the pyramid statutes and some of the business opportunity statutes do not exempt sales kit materials and demonstration materials sold at company cost from the definition of investment. In general, these statutes place their primary focus on the headhunting, inventory loading and lottery aspects of potential pyramid schemes.

MULTILEVEL MARKETING DISTRIBUTION STATUTES.

     Five states have enacted laws which specifically regulate multilevel marketing companies: Georgia, Louisiana, Maryland, Massachusetts and Wyoming. These state laws define a multilevel distribution company as any person, firm, corporation or other business entity which sells, distributes or supplies for valuable consideration, goods or services through independent agents, contractors or representatives, at different levels wherein commissions, cross-commissions, bonuses, refunds, discounts, dividends or other considerations in the program are or may be paid as a result of the sale of such goods and services or the recruitment, actions or performances of additional participants.

     Many of these statutes place restrictions on the activities of multilevel marketing companies. One of the most important of these restrictions is the buyback requirement, which grants representatives the right to cancel "contracts of participation" for any reason and at any time and requires that the company repurchase inventory and sales materials from the representative at a price not less than 90% of the representative's original net cost and refund fees paid by the representative. In addition, these states prohibit companies from representing that representatives have or will earn stated dollar amounts.

BUSINESS OPPORTUNITY LEGISLATION.

     Another set of issues involves the potential application of securities, franchise and business opportunity statutes. One critical concept common to all of these statutes is the existence of an "investment." The amount, manner, type and timing of the investment are fundamental in determining the applicability of the statute.

Under these statutes, an investment encompasses much more than the payment of money for the right to participate in the business. Payments for inventory, consumer purchases, training, consumer sales, demonstration and motivation materials, and even sales kits, come within the scope of the term "investment." State authorities have often taken the approach that if a sales program will not succeed on its own without purchase by representatives, such purchases are "required." For this purpose "investment' may include payments made subsequent to the initial purchase. Thus, although the only required purchase for IRs of the Company is the Representative Kit ($25), a state government authority might consider that since the ITA Tutorial (which costs $470) is, as a practical matter, essential to becoming a trained outside referral travel agent, such Tutorial is itself part of the "investment." If such investment were to exceed the maximum allowed under a state's business opportunity statute, the Company could be subject to civil and criminal penalties. Management of the Company believes that its current system does not violate the provisions of any state statute, although no assurance can be given to that effect.

     A decade ago, no state had a business opportunity statute. Business opportunity legislation has been proposed in a variety of forms, many of which are inconsistent with one another. The FTC has its own rules and interpretative guidelines on business opportunity ventures. In 1984, the North American Security Administrator's Association adopted a Model Business Opportunity Sales Act for consideration by states. To date, California has enacted perhaps the most rigorous business opportunity statute, entitled the Seller Assisted Marketing Plan Act and generally referred to as the SAMP Act. Numerous other states have adopted similar but local homegrown versions of business opportunity statutes.

     These business opportunity statutes can result in both civil and criminal penalties, and some aspects of direct selling activity can trigger their application. Under the California SAMP Act, a seller assisted marketing plan includes any required sale or lease of product, equipment, supplies or services within the first six months of participation in the program in excess of $500, in connection with the beginning or operating of a business where the seller of the program has represented that purchaser will: (i) earn a profit, (ii) that there is a market for the goods to be produced or sold, and (iii) that the seller will buy back products produced by the purchaser. Some of the business opportunity legislation also includes programs in which seller provides that there is a marketing plan for the marketing of product. Most business opportunity statutes have a threshold amount for their application in the range of $250 to $500, but some states go as low as $25 for application of their statutes. Several states specifically exempt sales materials and demonstration equipment sold at company cost in determining whether or not the threshold amount has been reached which would trigger application of the business opportunity statutes. Some states also exempt reasonable purchases of initial start up inventory when calculating the amount spent for purposes of application of the business opportunity statute. It should be noted that California exempts neither "initial start up
inventory" nor flat cost sales materials.   In California, it can be argued
that the purchase of Representative Kit materials at Company cost, together with inventory purchases, the total of which exceed $500 for the first six months of participation in the program, would trigger application of the SAMP Act. In the case of the Company, the total of these two items is $495.

     If the SAMP Act or a business opportunity statute were triggered by the Company's actions, the Company would have to register the program with the state and post a bond. In California, the minimum bond to be posted is $50,000. Specific disclosure statements and information sheets must be provided, which are similar to franchise offering circulars providing information regarding the Company's financial background, including the financial statement, as well as indication that the seller has been the subject of previous civil or criminal legal action. The contracts are stringently regulated and purchasers are provided specific cancellation rights. Earnings representations are prohibited unless the seller has facts to substantiate claims of income or earning potential.

     OTHER REGULATIONS. The Company is also subject to a variety of other regulations in the various markets in which it operates. These regulations in existing and new markets are often ambiguous and subject to considerable interpretive and enforcement discretion by the responsible regulators. Even when the Company believes that it and its IRs are in compliance with all applicable regulations, new regulations are regularly being added and the interpretation of existing regulations is subject to change. Further, the content and impact of regulations to which the Company is subject may be influenced by public attention directed at the Company, its products, services or its network marketing system, so that extensive adverse publicity about the Company, its products, services or its network marketing system may result in increased regulatory scrutiny. Moreover, depending upon the severity of regulatory changes in a particular market and the changes in the Company's operations that would be necessitated to maintain compliance, such changes could result in the Company experiencing a material reduction in sales in such market or determining to exit such market altogether. In such event, the Company would attempt to devote the resources previously devoted to such market to a new market or markets or other existing markets, but there can be no assurance that such transition would not have an adverse effect on the Company's business and results of operations either in the short or long term.

     In 1973, a Federal Court of Appeal held that investments in a pyramid scheme were "investment contracts" and, therefore, securities within the meaning of the federal securities laws, stating an investment contract is a transaction in which the scheme involves an investment of money in a common enterprise with profits to come solely from the efforts of others. In March, 1996, the same Court held that operation of a so-called pyramid scheme (that is, where participants pay money to a company in return for the right to sell products and the right to earn commissions for recruiting other participants) violates Rule 10b-5, promulgated under the Exchange Act. Management of the Company believes that, as it is currently operated and enforced, the Compensation Plan does not constitute an "investment contract" and is not otherwise a "pyramid" scheme within the meaning of the above case, although no assurance can be given to that effect.

COMPETITION

     The industry segments in which the Company's business operates are highly competitive. The Company competes with major and independent travel agencies. Some of the companies with which the Company competes are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than the Company has or will have in the foreseeable future. The Company's ability to compete effectively may also depend on the availability of capital. Many of the Company's competitors have access to significantly greater capital and management resources then does the Company. The travel services industry consists of all sizes and, more importantly, many types of travel agencies competing for the same individual consumer's dollar. Compounding the competitiveness is the recent reduction of commissions paid by airlines. Travel companies are now selling travel directly over the Internet. Management believes that such electronic competition will increase, and that one means of dealing with this competition is to employ the direct, personal approach of network marketing, although no assurance to that effect can be given. See "Certain Relationships and Related Transactions."

     The majority of the travel industry does not use the network marketing approach. Indeed, management of the Company is not aware of a single major successful travel services company based on network marketing. Notwithstanding the built-in problems of compensating its IRs in the face of the small margins to be earned on most travel services, the Company feels its combination of providing travel services and the sale of related products constitutes a substantial advantage by allowing an individual to establish a business, earn the designation of an (ITA) and offer complete travel services to its customers for a startup cost of less than $500, the cost of its ITA tutorial product, although no assurance can be given to that effect.

     Finally, the Company competes against other network marketing companies, which engage in a variety of businesses. Many IRs focus more on the business method and compensation plan of an MLM company than on the particular products or services sold. Thus, the Company is in real competition with such other MLM companies for the services of its experienced IRs. Most other such companies are larger and better financed than the Company. No assurance can be given that the Company will be able to compete successfully for such IRs.

EMPLOYEES

     As of May 1, 1998, the Company had 42 full-time employees, consisting of 9 management and legal personnel, 18 persons performing travel services, and 15 clerical and accounting personnel. These numbers do not include the Company's IRs, who are independent contractors rather than employees of the Company. The Company considers its employee relationships to be satisfactory. None of the Company's employees is a member of any labor union and the Company has never experienced any business interruption as a result of any labor disputes.

RISK FACTORS

     THE SECURITIES ISSUED BY THE COMPANY ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL DILUTION. AN INVESTMENT IN THESE SECURITIES SHOULD BE MADE ONLY BY INVESTORS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. IN ADDITION TO THE FACTORS SET FORTH ELSEWHERE IN THIS REGISTRATION STATEMENT, PROSPECTIVE INVESTORS SHOULD GIVE CAREFUL CONSIDERATION TO THE FOLLOWING RISK FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY SUCH SECURITIES.

     THIS REGISTRATION STATEMENT MAY BE DEEMED TO CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE REFORM ACT. FORWARD-LOOKING STATEMENTS IN THIS REGISTRATION STATEMENT OR HEREAFTER INCLUDED IN OTHER PUBLICLY AVAILABLE DOCUMENTS FILED WITH THE COMMISSION, REPORTS TO THE COMPANY'S STOCKHOLDERS AND OTHER PUBLICLY AVAILABLE STATEMENTS ISSUED OR RELEASED BY THE COMPANY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE THE COMPANY'S ACTUAL RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS TO DIFFER FROM THE FUTURE RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH
FORWARD-LOOKING STATEMENTS.   SUCH FUTURE RESULTS ARE BASED UPON MANAGEMENT'S
BEST ESTIMATES BASED UPON CURRENT CONDITIONS AND THE MOST RECENT RESULTS OF OPERATIONS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, RISKS SET FORTH HEREIN, EACH OF WHICH COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS AND THE ACCURACY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

     CURRENT LOSSES. Since the inception of TMax-California, the Company has generated regular and substantial losses, and no assurance can be given when, or whether, the Company will begin to operate profitably. Since April, 1997, the Company's cash flow requirements have been met by a loan from Century, an affiliate of Messrs. Baetz and Gallant, the Company's Principal Stockholders. No assurance can be given that this source of financing will continue to be available to the Company, and if the Company is not able to generate profits and is unable to continue to obtain financing for its working capital needs, it may have to curtail its business sharply or cease business altogether.
See "Description of Business - History," "Management's Discussion and Analysis or Plan of Operation" and "Description of Business--Business Goals."

     QUALIFIED FINANCIAL STATEMENTS. The Company's auditors have included an explanatory paragraph in their Report of Independent Certified Public Accountants to the effect that recovery of the Company's assets is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to retain its current financing from Century, to resolve the issue of potential claims for rescission of purchases of Common Stock, to resolve pending litigation issues, to obtain additional financing and, ultimately, to attain profitability. Until and unless the Company is able to attain such profitability or obtain significant outside financing from unaffiliated parties, of which no assurance can be given, the operations of the Company are dependent upon the continued infusion of debt from Century. There can be no assurances that the Principal Shareholders will cause Century to continue to provide such financing at its present level, or at all. See "Management's Discussion and Analysis or Plan of Operation," "Certain Relationships and Related Transactions" and "Legal Proceedings."

     TRANSACTIONS WITH AFFILIATES.   As of the date of this Registration
Statement, the Company is dependent on the continued financing provided by Century in order to maintain current operations. In addition, the Principal Shareholders have guaranteed the Company's lease obligation for its offices in Newport Beach housing its travel services operation. Management cannot predict at what point, if any, the Company will begin to generate enough revenue to cover costs of operations. Furthermore, financial claims may be made against the Company for: (i) refunds on claims for rescission of purchases of Common Stock; (ii) claims for refunds from purchasers of Tutorials; (iii) the allocation for funds never paid to the TMax Foundation, or other charity, as required by the Charity program; (iv) potential sales tax liability; and (v) the Borg-Warner judgment. Except for the potential claims for rescission, the Company has set up reserves on its books for such claims or obligations pending resolution or expiration of all such potential claims. If the Company were faced with a number of such claims amounting to significant financial demands on the Company, the Company would have little, if any, ability to pay such claims, and the Company's ability to generate a profit could be delayed significantly, resulting in the need for more financing from Century. If the Principal Shareholders should decide in the future that the continued investment, in the form of loans from Century or any other source, is not desirable from their point of view, such advances may cease. If the Century financing were to cease, this could have a material adverse effect on the Company and the value, if any, that the Company's shareholders may have in their securities of the Company. Should the debt financing provided by Century go into default, Century could foreclose on its debt and the control of all of the business of the Company could pass to Century, which could have a material adverse effect upon the Company. Moreover, any legal action on the part of a purchaser of securities of the Company or one or more regulatory agencies may have a material adverse effect on the ability of the Company to effectuate its intended business plan and could result in Century foreclosing on its security interest that has been created in connection with the loan made to the Company by Century, which as of the date of this Registration Statement totals approximately $8,700,000, including principal and interest. See "Management's Discussion and Analysis or Plan of Operation," "Description of Business - Regulation of Network Marketing," "Legal Proceedings," "Certain Relationships and Related Transactions" and "Financial Statement."

     PLANNED EXPANSION OF BUSINESS. The Company business plan requires it to expand its business operations, both in the travel services business and otherwise, which will require a significant increase in the number of trained reservation agents in a relatively short period of time. To manage such rapid growth, the Company has been and will be required to expend significant management and financial resources. Since the assumption of control of the Company by the Principal Shareholders in April, 1997, the cash flow generated by the Company has not increased significantly and is well below the level needed just to break even on a current basis. There can be no assurance that the Company will be able to generate adequate cash flow for current operations, much less to carry out its expansion plans. See "Description of Business -- Business Goals" and "Management's Discussion and Analysis or Plan of Operation."

     COMPETITION. The Company's success depends in significant part upon its ability to attract, maintain and motivate a large base of IRs. In its efforts to attract and retain IRs, the Company competes with other network marketing organizations, not just those in the travel services. The Company competes for new IRs on the basis of its Compensation Plan and its potential for establishing a referral travel agent business. Such potential IRs can choose among a number of different MLM businesses, including many which are larger and better financed than the Company. Some of the companies with which the Company competes are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than the Company has or will have in the foreseeable future. Many of the Company's competitors have access to significantly greater capital and management resources then does the Company. The network marketing structure employed by the Company has not been adequately tested by any national company and may prove to be far less efficient than other types of travel companies, including those selling directly over the Internet. The Company may experience increased competition in the future as its competitors combine to form larger companies. There can be no assurance that the Company will be competitive with larger or more efficient travel agencies or with other MLM companies in the future. See "Description of Business--Competition."

     RISKS OF NETWORK MARKETING-GENERAL. The network marketing of the Company's services and products by its IRs is a critical factor in the generation of revenue for the Company's business. This business involves reliance on IRs who are independent contractors and, therefore, not subject to supervision and control, as are employees of the Company. The Company has set up what it believes to be an attractive compensation package for IRs, which it hopes will encourage more people to become IRs and, more importantly, to work actively in the business of marketing the Company's travel services and products. However, no assurance can be given that such measures will be effective in attracting, retaining and encouraging such IRs. If the Company is unable to attract enough IRs to market its products and services or motivate its existing IRs to market such services in sufficient quantities, then the Company may continue to be unable to generate adequate revenue to sustain its business operations. No assurance can be given that the Company would be able to sustain its business operations. The Company intends to increase its revenues, expand the markets it serves and increase its service offerings, in part through the acquisition of additional representatives of travel services and other products and services. There can be no assurance that the Company will be able to manage its growing businesses or successfully integrate new IRs into the Company without substantial costs, delays or other operational or financial problems. See "Description of Business - Network Marketing System."

     RISKS OF NETWORK MARKETING-ACTIVITIES OF IRs. The Company's network marketing business is subject to governmental regulation by a number of jurisdictions in a number of different manners. While the Company endeavors to supervise the activities of its IRs insofar as they could create liability to private parties or violations of government restrictions, such IRs are independent contractors of the Company, and, as such, are not subject to the same measure of control as are Company employees. The Company's policy manual purports to limit the types of statements and written material provided by IRs to the public, and the Company regularly informs IRs about Company policies and procedures which are designed to protect both the Company and the IRs themselves. No assurance can be given, however, that the IRs will adhere to Company rules. In addition, the Company has implemented policies to insure that the IRs are treated for income tax purposes as independent contractors, not employees. If, notwithstanding these policies, the Internal Revenue Service or the taxing authority of any state were to assert that the IRs were employees and such assertion were upheld by a Court, then the Company would immediately become liable for withholding and payment of substantial amounts for payroll taxes. Such liability could be retroactive. No assurance can be given that the Company's policies will avoid such liability to payroll taxes. Because of the great number and variety of situations in which the Company's activities may be subject to regulation and because of the inherent difficulty in supervising and controlling persons who are independent contractors, no assurance can be given that the Company will not be accused of violating the rights of private persons or rules promulgated by governmental agencies in connection with the Company's business. No assurance can be given that sanctions, if any, which might be imposed on the Company as a result of such accusations would not have a material, adverse effect on the Company's business, including causing the Company to make major restructuring changes. No assurance can be given that the Company's network marketing business would be able to survive such restructuring and continue to provide revenue to the Company. See "Description of Business -Regulation of Network Marketing" and "Legal Proceedings."

     RISKS OF NETWORK MARKETING-GOVERNMENT REGULATION.   The Company's
network marketing system is subject to regulation by various agencies of the federal and state governments. A state may use its MLM distribution statutes or its business opportunity statutes to restrict significantly the manner in which the Company does business in that state or cause the Company to cease operations entirely. For a short period of time the Company was forced to cease all operations in the State of Kentucky. That ban was later removed.
No assurance can be given that the Company, through the activities of its IRs, will not be sanctioned under the laws of one or more states and have its business activities severely restricted or stopped altogether. See "Description of Business - Regulation of Network Marketing" and "Legal Proceedings."

     In addition, a federal court could find that the Company's network marketing system constitutes the sale of "investment contracts" and, therefore, securities within the meaning of the federal securities laws, subjecting the Company to potential liability under Section 12(2) of the Exchange Act. Management of the Company believes that, as they are currently operated and enforced, the Compensation Plans do not constitute an "investment contracts" and do not otherwise constitute a "pyramid" scheme, although no assurance can be given to that effect. See "Description of Business - Regulation of Network Marketing" and "Legal Proceedings."

     RISK OF NETWORK MARKETING-ADVERSE PUBLICITY. The Company's ability to attract and retain IRs has been and could again be negatively affected by adverse publicity and regulatory action relating to the Company. The Company expects that its business in particular markets may, from time to time, continue to be adversely affected by negative publicity or regulatory action. See "Description of Business -- Network Marketing System."

     RISKS ASSOCIATED WITH THE TRAVEL INDUSTRY-GENERAL ECONOMIC CONDITIONS. The Company's results of operations will be dependent upon factors affecting the travel industry. The Company's revenues and earnings are especially sensitive to events that affect domestic and international air travel, cruise travel and auto rentals in Europe. A number of factors, including political instability, armed hostilities, international terrorism, extreme weather conditions, a rise in fuel prices, a decline in the value of the U.S. dollar, labor disturbances and excessive inflation, could result in an overall decline in demand for travel. These types of events could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, demand for the Company's travel services may be significantly related to the general level of economic activity and employment in the U.S. Therefore, any significant economic downturn or recession in the U.S. could have a material adverse effect on the Company's business, financial condition and results of operations. See "Description of Business - The Company's Travel Service Business."

     NO INDEPENDENT DIRECTORS. The Board of Directors consists of five directors, none of whom is independent. Although all directors are required to act in the best interests of the Company and its stockholders, directors not employed by the Company may be able to more independently assess certain key areas, such as compensation of management as it relates to operations and progress of the Company, and reviewing accounting issues, including the scope and adequacy of internal control procedures, and recommending independent auditors to serve the Company. The Company has no compensation committee. Independent directors also aid in avoiding conflicts of interest that exist by virtue of affiliation with the Company. Management has undertaken to appoint independent directors to the Board at such time as qualified candidates are available. There can be no assurance that such candidates will be available. See "Directors, Executive Officers, Promoters and Control Persons."

     CERTAIN CONFLICTS OF INTEREST. Due to the nature of certain transactions between Messrs. Gallant, Baetz and their affiliates, such as Century and Access, and the Company, the terms under which these agreements were negotiated may not be deemed to have been negotiated on an arm's length basis. The Company believes that the transactions with affiliates of the Principal Shareholders are on terms equal to or better than those available from unaffiliated third parties. However, no assurance can be given to that effect. See "Certain Relationships and Related Transactions."

     LIMITED PUBLIC MARKET FOR COMMON STOCK. There is currently a limited public market for the Common Stock. Holders of the Company's Common Stock may, therefore, have difficulty selling their Common Stock, should they decide to do so. In addition, there can be no assurances that such markets will continue or that any shares of Common Stock which may be purchased may be sold without incurring a loss. Any such market price of the Common Stock may not necessarily bear any relationship to the Company's book value, assets, past operating results, financial condition or any other established criteria of value, and may not be indicative of the market price for the Common Stock in the future. Further, the market price for the Common Stock may be volatile depending on a number of factors, including business performance, industry dynamics, news announcements or changes in general economic conditions. See "Market for Common Equity and Related Shareholder Matters."

     DISCLOSURE RELATING TO LOW-PRICED STOCKS. The Company's Common Stock is currently listed for trading in the over-the-counter market on the NASD Electronic Bulletin Board or in the "pink sheets" maintained by the National Quotation Bureau, Inc., which are generally considered to be less efficient markets than markets such as NASDAQ or other national exchanges, and which may cause difficulty in conducting trades and difficulty in obtaining future financing. Further, the Company's securities are subject to the "penny stock rules" adopted pursuant to Section 15 (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The penny stock rules apply to non-NASDAQ companies whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stock" to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that the Company remains subject to the "penny stock rules" for any significant period, there may develop an adverse impact on the market, if any, for the Company's securities. See "Market for Common Equity and Related Shareholder Matters."

     CONTROL BY PRINCIPAL STOCKHOLDERS. The Company's principal stockholders, directors and executive officers of the Company and their affiliates control the voting power of approximately 70% of the outstanding Common Stock. As a result of such Common Stock ownership, such persons will be in a position to exercise complete control with respect to the affairs of the Company and the election of directors. See "Security Ownership of Certain Beneficial Owners and Management."

     POTENTIAL ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS. The Company's Certificate of Incorporation includes certain provisions which are intended to protect the Company's stockholders by rendering it more difficult for a person or persons to obtain control of the Company without cooperation of the Company's management. These provisions include certain super-majority requirements for the amendment of the Company's Certificate of Incorporation and Bylaws. Such provisions are often referred to as "anti-takeover" provisions. The inclusion of such "anti-takeover" provisions in the Certificate of Incorporation may delay, deter or prevent a takeover of the Company which the stockholders may consider to be in their best interests, thereby possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of their securities at above-market prices, or limit the ability of stockholders to remove incumbent directors as readily as the stockholders may consider to be in their best interests. See "Market for Common Equity and Related Shareholder Matters."

     FUTURE ISSUANCES OF PREFERRED STOCK. The Company's Certificate of Incorporation, as amended, authorize the issuance of preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors, without stockholder approval. In the event of the issuance of additional series of preferred stock, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. See "Market for Common Equity and Related Shareholder Matters."

     LACK OF DIVIDENDS ON COMMON STOCK. As of the date of this Registration Statement, the Company has paid no dividends on its Common Stock to date and there are no plans for paying dividends on the Common Stock in the foreseeable future. The Company intends to retain earnings, if any, to provide funds for the expansion of the Company's business. See "Market for Common Equity and Related Shareholder Matters."

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     THIS REGISTRATION STATEMENT, INCLUDING THE DISCLOSURES BELOW, CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. WHEN USED HEREIN, THE TERMS "ANTICIPATES", "EXPECTS", "ESTIMATES", "BELIEVES" AND SIMILAR EXPRESSIONS, AS THEY RELATE TO THE COMPANY OR ITS MANAGEMENT, ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH MATERIAL DIFFERENCES INCLUDE THE FACTORS DISCLOSED IN THE "RISK FACTORS" SECTION OF THIS REGISTRATION STATEMENT, WHICH READERS OF THE REGISTRATION STATEMENT SHOULD CONSIDER CAREFULLY.

OVERVIEW OF PRESENTATION.

     The Company began operations in July, 1995 under its prior management. On April 14, 1997, the Company ceased operations for 14 days as a result of a lack of sufficient funds to continue operations at that time. See "Legal Proceedings."

     On April 24, 1997, the Company entered into the Management Agreement whereby two of the former officers and directors resigned. As a part of this agreement, Messrs. Baetz and Gallant, the Principal Shareholders, agreed to accept election to the Board of Directors and provide a source of financing in order to mitigate the Company's working capital deficiencies. In consideration for these acts and the aggregate sum of $10.00, on July 22, 1997, the Company issued an aggregate of 25,863,354 shares of Common Stock to the Principal Shareholders equal to 70.8% of the total issued and outstanding shares at that date. See "Description of Business - History of the Company."

     Since the assumption of control of the Company by the Principal Shareholders in April, 1997, the Company has continued to generate regular and substantial losses, and revenues have substantially contracted. Further, the Company has reduced its staffing level and, therefore, its payroll expense, operating costs and overhead since the recommencement of operations in April, 1997. No assurance can be given when, or whether, the Company will begin to be profitable. Since April, 1997, the Company's cash flow requirements have been met by loans from affiliates of the Principal Shareholders through a credit line from Century (the "Credit Line"). No assurance can be given that this source of financing will continue. Management believes that, as of December 31, 1997, and for the foreseeable future, the Company will be required to finance costs of current levels of operations primarily through the Credit Line. However, should the Credit Line not be renewed, the Company's ability to continue operations would be highly questionable. If the Company is not able to generate profits and is unable to continue to obtain financing of its working capital needs, it may have to curtail its operations sharply or cease business altogether.

     As a direct result of the cessation of operations in April 1997, a significant number of IRs have either become inactive or have terminated their relationship with the Company. In January, 1998, two key IRs that remained active were retained by management to regenerate interest in the Company with the Company's existing IRs. As of May 1, 1998, one such key IR remains on retainer. Additionally, various marketing consultants have been retained to attract new IRs. To date, such efforts have been met with marginal success. Management continues to re-evaluate the corporate structure, commission structure and operating expenses in an attempt to make the Company profitable.

     The Company's current business plan involves a strategy to expand its activities as a provider of network marketing products and travel services through the acquisition of additional operations related to the Company's business plan and the attraction of additional IRs to market the Company's products and services. The market for such acquisition prospects is highly competitive, and management expects that other potential acquirers will have significantly greater capital than the Company. The Company has suffered recurring losses and had a working capital deficit of $13,787,133 at December 31, 1997. There can be no assurances that the Company will be able to generate revenues sufficient to develop sufficient positive cash flow or develop additional sources of financing to continue the Company's business plan of growth and expansion.

     The Credit Line provided for a fixed interest rate of 14% (later changed to 10% to conform to the California usury laws) with a maturity date of April 21, 1998. The amount advanced under the Credit Line exceeded the $4,000,000 face amount of the underlying note on September 17, 1997, and, as of May 1, 1998, totaled approximately $8,700,000 in principal and interest. As of April 21, 1998, the amount of the Credit Line was increased to $10 million, and
the term was extended to April 21, 1999.   The Credit Line is secured by
substantially all the assets of the Company. See "Certain Relationships and Related Transactions."

     During late fiscal 1996 and 1997, the Company experienced an extraordinarily high level of returns of its product for refund. Such demand led, in part, to the cessation of operations noted above. The Company's lack of liquidity led to a backlog of requests for refunds of approximately $4.7 million. Additionally, as a part of the refund process, individuals that purchased their product by credit card contacted the merchant bank processing the credit card purchases to request credits known as "charge-backs" to their accounts. The volume of such charge-backs reached a level that required the merchant bank to request the Company to reduce the level of the balance of charge backs that had built up. On November 20, 1997, in order to comply with the merchant bank's request, the Company arranged for a loan from BestBank in the amount of $765,000 at 1.0% over Wall Street prime rate with an initial base rate of 8.5% and a maturity date of May 1, 1999, which loan has been guaranteed by the Principal Shareholders. BestBank is an unaffiliated financial institution which engages in numerous business activities with affiliates of the Company. See "Legal Proceedings" and "Certain Relationships and Related Transactions."

     In August, 1997, the Company filed suit alleging breach of fiduciary duty and fraud against ten of the Company's former stockholders, directors and officers and certain others in the Superior Court of Orange County, California. The Company alleges that the defendants knowingly committed fraud, breached fiduciary duty, negligently performed their duties, misappropriated funds and failed to repay obligations owing to the Company. The Company is seeking actual damages in excess of $13 million, plus special and punitive damages. One group of defendants has filed a cross-complaint for express indemnity, comparative indemnity and declaratory relief. See "Legal Proceedings."

     During the period from 1995 to April, 1997, the Company and TMax California undertook a total of four private offerings of their securities. The Company believes that as a result of actions by former directors and officers, some of the individuals that invested in these private offerings may have the right to assert claims for rescission. The extent of rescission is unknown at this time. However, it is estimated that such amount may be as much as $3.8 million. See "Legal Proceedings."

     During 1997, the Company established TMax Foundation with the intent of making contributions to the TMax Foundation from the sale of products and merchandise by the Company. In connection with an audit by the Office of the Attorney General of the State of California, the Company has reserved $230,000 with respect to amounts which may be owed by the Company to the TMax Foundation. See "Legal Proceedings."

     During the period from inception to December, 1997, the Company may have been liable for the withholding and payment of state sales tax on sales of its products. Although there is currently no claim by any state for past due sales taxes, the Company has set up a reserve as of December 31, 1997, in the amount of $2,364,360. See "Legal Proceedings."

     During the period from 1995 to April, 1997, the Company sold a total of 5400 tutorials for the provision of charity consultant services, of which nearly one quarter have been returned for refunds. The Company is developing a much more comprehensive tutorial on this subject. The Company could be faced with claims for refunds from most or all of the remaining 3600 purchasers of the old program, for a total potential liability of $1.7 million. The Company has set up a reserve of approximately $1.6 million at December 31, 1997, for potential claims for refund with respect to all Tutorial Products. See
"Legal Proceedings."

     RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996. Sales for the six-month period ended December 31, 1997 decreased approximately 95.8% to $865,578 from $17,091,528 for the six-month period ended December 31, 1996. This decrease in sales is reflective of the slowdown in sales activity that occurred as a result of the temporary closure of business in April, 1997 and the subsequent change in the Company's business and management structure.

     Similarly, travel service commission income generated through air, hotel, cruise and tour bookings decreased 23.8% to $333,334 for the six-month period ended December 31, 1997 from $437,718 for the six-month period ended December 31, 1996.

     Gross profit as a percent of sales for the six-month period ended December 31, 1997 decreased to 82% from 90.6% for the six-month period ended December 31, 1996, due principally to increased product costs.

     Total operating expenses decreased 84% to $3,531,465 for the six-month period ended December 31, 1997 from $22,376,035 for the six-month period ended December 31, 1996. The primary components of operating expenses are:
(i) commissions to IRs; (ii) salaries, wages and benefits to officers and employees; (iii) meeting expenses and travel expenses; (iv) office rent and rental of equipment and furniture; and (v) legal expenses.

     Commission expenses to IRs decreased 97.5% to $348,764 for the six-month period ended December 31, 1997 from $14,383,632 for the six-month period ended December 31, 1996. The primary contributor to this decreased commission expense was the 91.8% reduction in product sales and travel services bookings.

     Cost of salaries, wages and fringe benefits to officers and employees decreased 35% from $1,926,600 for the six-month period ended December 31, 1996 to $1,256,820 for the six-month period ended December 31, 1997. This decrease in payroll was primarily attributed to the 62% employee head count reduction to 52 employees from 136 employees, the direct by-product of the 95.8% decline in sales volume.

     Meeting expenses and related travel expenses declined from $469,888 for the six-month period ended December 31, 1996 to $200,716 for the six-month period ended December 31, 1997. This 32.7% decrease in meeting and travel expenses was directly attributable to the reduced sales volume.

     Office rent, furniture rental and lease expenditures declined from $484,683 for the six-month period ended December 31, 1996 to $295,726 for the six-month period ended December 31, 1997. This 38.4% reduction was due to the Company's plan to consolidate employees in one location and minimize expenses.

     Legal expenses increased from $201,874 for the six-month period ended December 31, 1996 to $348,629 for the six-month period ended December 31, 1997. This 201.5% increase was directly related to the cost of outside counsel in the Company's suit against its former officers and directors. See "Legal Proceedings."

     As a result of the foregoing, the Company experienced a net loss of $3,096,692 for the six-month period ended December 31, 1997, as compared to a net loss of $7,039,640 for the six-month period ended December 31, 1996.

     RESULTS OF OPERATIONS FOR THE YEARS ENDED JUNE 30, 1997 AND JUNE 30, 1996. Sales for the fiscal year ended June 30, 1997 increased approximately 239% to $20,539,549 from $8,601,370 for the fiscal year ended June 30, 1996. The fiscal year ended June 30, 1996 was the Company's first full year for sales, and during such period, the Company was developing its base of IRs. The fiscal year ended June 30, 1997 was more active, reflecting the increased numbers of IRs.

     In addition, travel service commission income generated through air, hotel, cruise and tour bookings increased 457% to $1,036,844 for the fiscal year ended June 30, 1997 from $226,720 for the fiscal year ended June 30, 1996.

     Gross profit as a percent of sales for the fiscal year 1997 increased to 89% from 1996's fiscal year gross profit of 87.5%. Tighter cost controls coupled with greater economies of scale contributed to this improvement.

     Total operating expenses increased 164% to $31,742,120 for the fiscal year ended June 30, 1997 from $12,016,839 for the fiscal year ended June 30, 1996. The primary components of operating expenses are: (i) commissions to IRs; (ii) salaries, wages and benefits to officers and employees; (iii) printing, shipping and reproduction of marketing literature; and (iv) rental of equipment and furniture.

     Commission expenses to IRs increased 315% to $15,763,381 for the fiscal year ended June 30, 1997 from $4,998,505 for the fiscal year ended June 30, 1996. The primary contributor to this increased commission expense was the higher tutorial sales and travel service bookings.

     Cost of salaries, wages and fringe benefits to employees and officers increased 381% from $930,588 in fiscal 1996 to $3,543,674 in fiscal 1997. This increase in payroll was primarily related to the increase in employee head count to 86 from 71 to provide the support to handle the 239% sales increase.

     Printing, shipping and the reproduction of marketing literature earmarked to support the sales volume increased 292% from $388,109 in the fiscal year ended June 30, 1996 to $1,134,549 in the fiscal year ended June 30, 1997. Specifically, higher tutorial production of all core products was necessary to satisfy the demand for these products.

     Rental of equipment and furniture and lease cancellation expenses increased to $1,097,982 during the fiscal year ended June 30, 1997 from $51,450 during the fiscal year ended June 30, 1996. The major increase was predominantly from the cancellation of a large office equipment contract.

     Other income and expenses resulted in total other expenses of $264,657 for the fiscal year ended June 30, 1997 or 153% greater than other income and expenses of $1,716 for the fiscal year ended June 30, 1996. This increase in expenses was primarily the result of: (i) cancellation and termination of an equipment lease of $891,278; (ii) the write-down of the equity investment in Associated Resources Investments; and (iii) the loss on the disposal of fixed operating assets of $226,575.

     As a result of the foregoing, the Company experienced a net loss of $13,726,583 for the fiscal year ended June 30, 1997 as compared to a net loss of $4,561,041 for the year ended June 30, 1996.

     Management believes that these increased losses from operations were due primarily to computer program errors which resulted in overpayment of commissions and the mismanagement and poor decision with respect to a key acquisitions coupled with ongoing operating losses. Significant management controls and stopgap measures are in place to curtail the level of current losses.

     LIQUIDITY AND CAPITAL RESOURCES. At December 31, 1997, the ratio of current assets to current liabilities was 0.03 to 1 compared to 0.06 to 1 at December 31, 1996.

     Prior to its cessation of operations in April 1997, the Company had historically financed its operations through the use of working capital. Upon resumption of operations at the end of April, 1997, the Company has almost exclusively relied upon the Credit Line provided by Century to cover the costs of current operations. At December 31, 1997, the majority of trade payables were delinquent. Prepaid expenses and inventories were $635,411 and are anticipated to be expensed as used in the future. The net property and equipment was $1,446,129 at December 31, 1997. Management believes that without the Credit Line, the Company's ability to continue operations would be highly questionable.

     On October 24, 1997, the Company entered into an agreement to purchase Links, a company involved in the multilevel marketing of golf related products and travel packages. It is anticipated that this acquisition will be completed by the end of May, 1998, although no assurance can be given to that effect.

     On January 16, 1998, the Company acquired the exclusive rights to the names of the IRs of Jetaway, a multilevel marketing travel business. Consideration for the acquisition of Jetaway's assets consisted of specified amounts of cash and Common Stock payable over an extended period of time. Payment of the cash portion of the purchase price is in two installments of $100,000 and $50,000. The first installment paid to date has been funded out of the Credit Line. The second installment is past due under the terms of the related agreement. At present, however, the amount of the purchase price is being renegotiated based on the evaluation by the Company of the active number of names contained in the list of former Jetaway IRs. As a result of the acquisition, the Company hired six former Jetaway employees.

     Cash and cash equivalents were $56,390 as of December 31, 1997, as compared to $63,605 as of June 30, 1997.

     As of December 31, 1997, the Company's only long-term borrowing consisted of a loan from an unrelated financial institution in the amount of $765,000.

     As of December 31, 1997, the Company had drawn down on the Credit Line in the aggregate amount of $5,791,711 as compared to $2,189,711 at June 30, 1997.

     The Company continues to generate losses from operations and does not anticipate achieving profitable operations in the foreseeable future. The Company's current levels of IR compensation and expenses far exceeds current levels of revenues. The Company is dependent on external sources of financing, particularly loans from affiliates of the Principal Shareholders, to finance current levels of operations.

     As noted in the independent certified public accountant's opinion expressed on the Company's financial statements and Note 2 to the audited financial statements, the financial statements have been prepared under the assumptions that the Company is a going concern. This assumption is subject to numerous objectives that must be achieved, including, but not limited to, the Company's generation of sufficient cash flow to meet its obligations on a timely basis, retention of its current financing, securing additional financing and, ultimately, the attainment of profitability. However, there can be no assurances that the Company will continue to receive financing from its principal stockholders or other sources to support business operations or that the Company will ever achieve profitable operations. To the extent that additional capital is raised through the sale of additional securities of the Company, the issuance of such securities could result in substantial dilution to the Company's stockholders. Moreover, the Company's cash requirements may vary materially because of liabilities, currently known or unknown, including certain liabilities to judgment creditors, governmental agencies or refund claims arising from operations conducted by prior management, as well as the level of working capital required to sustain the Company's planned growth, litigation, operating results and other factors.
In the event that the Company experiences the need for additional capital, and is not able to generate capital from external financing sources or from future operations, management may be required to modify, suspend or discontinue the business plan and operations of the Company.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 (SFAS NO. 128), "Earnings Per Share," which is effective for financial statements issued for periods ending after December 31, 1997. SFAS No. 128 requires public companies to present specified disclosure of basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share based on the dilutive impacts of outstanding stock options or other convertible securities. There was no material difference between reported earnings per share and diluted earnings per share for the periods presented in the Company's financial statements.

     FASB recently issued SFAS No. 130, "Reporting Comprehensive Income," which is required to be adopted for financial statements issued for periods beginning after December 15, 1997. This statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined as revenue, expenses, gains and losses that, under generally accepted accounting principles, are included in comprehensive income, but excluded from net income (such as extraordinary and non-recurring gains and losses). SFAS No. 130 requires that items of comprehensive income be classified separately in the financial statements. SFAS No. 130 also requires that the accumulated balance of comprehensive income items be reported separately from retained earnings and paid-in capital in the equity section of the balance sheet. SFAS No. 130 is not anticipated to have a material effect on the Company's financial position or results of operations.

     FASB recently issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is required to be adopted for financial statements issued for periods beginning after December 15, 1997. SFAS No. 131 is not required to be applied to interim financial statements in the initial segments be reported. Generally, financial information will be required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. SFAS No. 131 is not anticipated to have any effect on the Company's financial position or results of operations.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company has an operating lease from an unaffiliated third party at 3388 Via Lido, Newport Beach, California 92663 for office space containing the Company's principal travel services operations. The lease term is seven
(7) years from the commencement date of February 1, 1996, and the monthly
rental is $24,735.   This lease is guaranteed individually by the Principal
Shareholders. See "Certain Relationships and Related Transactions."

     The Company has two operating leases at 2701 West Oakland Park Boulevard, Fort Lauderdale, Florida 33311 for office space containing the Company's corporate headquarters. This leases are with CGI, an affiliate of the Company. The term for both leases is one (1) year from the commencement date of August 15, 1997, and the total monthly rental is $4,041.10. See "Certain Relationships and Related Transactions."

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As of May 1, 1998, the Company had issued and outstanding 36,480,981 shares of Common Stock. The following table reflects, as of May 1, 1998, the beneficial Common Stock ownership of: (a) each director of the Company, (b) each executive officer named in the Summary Compensation Table, (c) person known by the Company to be a beneficial owner of five percent (5%) or more of its Common Stock and (d) all executive officers and directors of the Company as a group:

NAME AND ADDRESS OF BENEFICIAL OWNER      NUMBER OF SHARES      PERCENT
------------------------------------      ----------------      -------
Glenn M. Gallant (1)                        12,931,677           35.42

Douglas R. Baetz  (1)                       12,931,677           35.42

C. Dean Hofmeister  (2)                              0               0

James C. Healy (2)                                   0               0

Joseph Ewart (2)                                     0               0

All Directors and Officers as a Group
                       (5  persons)         25,863,354           70.84%

---------------

     #    Pursuant to the rules of the Commission, shares of Common Stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

     1. The address for Messrs. Baetz and Gallant is 3020 N. W. 33rd Avenue, Fort Lauderdale, Florida 33311.

     2. The address for Messrs. Hofmeister, Healy and Ewart is 2701 West Oakland Park Boulevard, Fort Lauderdale, Florida 33311.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors of the Company currently have terms which will end at the next annual meeting of the stockholders of the Company or until their successors are elected and qualify, subject to their prior death, resignation or removal. Officers serve at the discretion of the Board of Directors.
There are no family relationships among any of the Company's directors and executive officers.

     The following reflects certain biographical information on the current directors and executive officers of the Company:

NAME                          POSITION                               AGE
C. Dean Hofmeister            Chairman of the Board of Directors      66
                               and Chief Operating Officer

Glenn M. Gallant              Director and Secretary                  43

Douglas R. Baetz              Director                                47

Joseph F. Ewart               Director and
                              Vice President - Travel                 51

James C. Healy                Director and Executive                  53
                              Vice-President

     C. DEAN HOFMEISTER joined the Company in August, 1997, as its Chairman and, in January, 1998, as its Chief Operating Officer. Mr. Hofmeister is also the Chairman and Chief Executive Officer of New SeaEscape Cruises, Ltd., Fort Lauderdale, Florida. He has served as a development consultant for the Palm Beach County Convention Center. His cruise industry experience includes positions as president of Bahamas Cruise Line, Inc., Chief Executive Officer of Commodore Cruise Line, and District Manager of Central Europe for United States Lines.

     GLENN M. GALLANT joined the Company as a director and Secretary in April, 1997. Mr. Gallant is a financier with years of experience in development and management in a wide range of industries. Together with Douglas R. Baetz, Mr. Gallant owns and supervises the management of New SeaEscape Cruises, Inc., a cruise line operating from South Florida, and Columbia Capital Corp., a publicly-traded financial information services organization. In addition, Mr. Gallant owns and supervises the operations of Century a credit card issuing company which is also a lender to the Company. There have been and will continue to be significant business transactions between the Company, Mr. Gallant and his affiliates. See "Certain Relationships and Related Transactions."

     DOUGLAS  R.  BAETZ  joined the Company as a director in April, 1997.
Mr. Baetz is a financier with years of experience in development and management in a wide range of industries. Together with Glenn Gallant, Mr. Baetz owns and supervises the management of New SeaEscape Cruises, Inc., a cruise line operation from South Florida and Columbia Capital Corp. In addition, Mr. Baetz owns and supervises the operations of Century a credit card issuing company which is also a lender to the Company. There have been and will continue to be significant business transactions between the Company and affiliates of Mr. Baetz. See "Certain Relationships and Related Transactions."

     JOSEPH F. EWART joined the Company as a director and Vice President -Travel in August, 1997. Mr. Ewart is currently President and Chief Operating Officer of New SeaEscape Cruises, Ltd., and has been working in the travel industry since 1973, when he first became a travel agent, opening its cruise division. He is widely recognized as an authority on cruise ships and their relationships with the retail travel agent distribution system.

     JAMES C. HEALY joined the Company as a director and Executive Vice-President in August, 1997. Mr. Healy has thirty-three years experience in the travel industry with over twenty years in management and executive level positions. He has extensive experience in the sales and marketing, primarily of travel related products, with Delta Airlines and Paxson Communications. In addition, he brings the Company a strong background in promotions, advertising, public relations and negotiations.

ITEM 6.  EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information concerning compensation of certain of the Company's executive officers (the "Named Executives"), including the Company's Chief Executive Officer and all executive officers whose total annual salary and bonus exceeded $100,000, for the fiscal years ended June 30, 1997 and 1996:

                  ANNUAL COMPENSATION                           LONG TERM COMPENSATION
                                                          Awards                      Payouts
------------------------------------------------------------------------------------------------------------
(a)             (b)      (c)       (d)          (e)          (f)             (g)        (h)        (i)
                                                          Restricted     Securities
Name and                                   Other Annual      Stock       Underlying    LTIP     All Other
Principal      Year    Salary    Bonus     Compensation     Awards      Options/SARs   Payouts  Compensation
Position                 ($)      ($)          ($)            ($)           (#)         ($)         ($)
------------------------------------------------------------------------------------------------------------
                                    >
William
Alverson       1997    120,000
               1996    120,000

Dale
Paisley        1997    120,000
               1996     61,500

Mark
Guest          1997     89,850
               1996    120,000

-------------------

     COMPENSATION OF EXECUTIVE OFFICERS. Messrs. Alverson, Paisley and Guest, the former Chief Executive Officer, Chief Financial Officer, and Vice-President, respectively, of the Company, during the two fiscal years ended June 30, 1997, received, in the aggregate $1,676,253. Management of the Company believes that the amounts received by these individuals were excessive and unjustified, and the receipt of such amounts, in and of itself, was a breach of fiduciary duty to the Company. Due to the foregoing, the Company has determined that reasonable compensation for the services provided to the Company was in the amounts set forth in the table above for fiscal 1996 and fiscal 1997. The balance of the funds and/or benefits received by Messrs. Alverson and Paisley is the subject of litigation pending between them and the Company. The Company has not yet decided how to deal with the excessive amounts received by Mr. Guest. See "Legal Proceedings."

     COMPENSATION OF DIRECTORS. The Company compensates C. Dean Hofmeister and Joseph Ewart $10,000 per year for services rendered as a director.

     DIRECTORS AND OFFICERS LIABILITY INSURANCE. The Company does not have directors' and officers' liability insurance.

     TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS. The Company has no compensatory plans or an arrangements which relate to the resignation, retirement or any other termination of an executive officer or key employee of the Company.

     EMPLOYMENT AGREEMENT WITH LARRY MICHAELS. As of January 16, 1998, TravelMax California entered into an employment agreement ("Employment Agreement") with Larry Michaels ("Michaels"), pursuant to which Michaels will serve as a Senior Vice-President of TravelMax California until January 16, 2000, unless terminated earlier. Compensation is $100,000 per year plus an amount of shares of Common Stock of the Company equal to $50,000, as measured on the basis of the average mean between the daily closing bid and asked prices in the over-the-counter market of the Company's Common Stock for each day in the five business day period ending on January 15, 1998.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On July 17, 1995, TMax-California issued to 7 individuals 417,000 shares of its common stock for past services purportedly rendered. The shares issued were valued at $0.76 per share. Such recipients of these shares were officers and directors of the Company. In addition, 66,200 shares were issued to a trust in exchange for an investment of $50,000 in cash at a purchase price of $0.76 per share.

     On December 5, 1995, the Board of Directors of TMax-California purportedly effectuated a forward stock split of some of the then outstanding shares of TMax-California's issued and outstanding shares of common stock, purportedly increasing the number of issued and outstanding shares of TMax-California from 1,000,000 to 5,000,000. This attempted forward stock split was never validly effectuated, in that the legal formalities of the stock split were never perfected and the purported forward stock split only applied to certain TMax-California shareholders. The number of shares of TMax-California authorized by the Articles of Incorporation of TMax-California were 1,000,000, a number substantially less then the number purportedly to be issued and outstanding by TMax-California following the purported forward stock split.

     MANAGEMENT AGREEMENT. On April 24, 1997, the Company, Paisley, Alverson and Guest entered into the Management Agreement, with the Principal Shareholders, who were then unaffiliated third parties to the Company. The purpose of the Management Agreement was to induce Messrs. Baetz and Gallant to recapitalize and to restart operations of the Company. Pursuant to the terms of the Management Agreement Messrs. Baetz and Gallant acquired 25,863,354 newly-issued shares of the Company's Common Stock, constituting
70.8% of such Common Stock.   The Company resumed business operations under
its new management on April 28, 1997. Under the Management Agreement, most of the existing directors and officers of the Company resigned, and the Principal Shareholders were named Directors of the Company. See "Management's Discussion and Analysis or Plan of Operation."

     AGREEMENT WITH ACCESS COMMUNICATIONS CORP. As of October 21, 1997, the Company has entered into an agreement with Access Communications, Inc. ("Access"), a company which is controlled by Messrs. Baetz and Gallant and which may be deemed to be an affiliate of the Company. Pursuant to the terms of the agreement with Access, the Company acquires prepaid telephone cards and long-distance service which may be marketed by the Company's IRs. The Company has used such cards as a means of paying certain claims by IRs for refunds. Management of the Company believes that the contract cost of these products are comparable with those obtainable from unaffiliated third parties, although no assurance can be given to that effect. See "Management's Discussion and Analysis or Plan of Operation."

     LOAN AGREEMENT WITH CENTURY. On April 21, 1997, the Company entered into the Credit Line. Century is not required to make advances under the Line of Credit. The Line of Credit is secured by all of the assets of the Company. The annual percentage rate charged by Century to the Company is 10% per annum. The term of this line was extended to April 21, 1999, and the maximum credit was increased to $10,000,000. As of the date of this Registration Statement the line of credit balance was $8,734,144. See "Management's Discussion and Analysis or Plan of Operation."

     LEASE GUARANTEE.   In May, 1997, the Principal Shareholders executed a
personal guarantee of the lease for the operating lease at 3388 Via Lido, Newport Beach, California 92663 for office space containing the Company's principal travel services operations. See "Description of Property" and "Management's Discussion and Analysis or Plan of Operation."

     LOAN AGREEMENT WITH BESTBANK. On November 20, 1997, the Company borrowed $765,000 (the "Loan") principal amount from BestBank. The Loan is secured by all of the assets of the Company. The annual percentage rate charged by Century to the Company is 1% over Wall Street Journal prime, and the Loan is due and payable on May 1, 1999. This Loan is guaranteed by the Principal Shareholders. See "Management's Discussion and Analysis or Plan of Operation."

     The Principal Shareholders have existing business relationships and affiliations involving entities with which the Company is doing business, including Century. All transactions between such entities and the Company may be deemed not to be at arm's-length. The Company believes that the transactions with affiliates of the Principal Shareholders are at terms equal to or better than those available from third parties. However, no assurance can be given to that effect.

     It is the practice of management that transactions between the Company and its officers, directors, employees or stockholders or persons or entities affiliated with officers, directors, employees or stockholders be on terms no less favorable to the Company than it could reasonably obtain in arms-length transactions with independent third parties.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

     The Company is authorized to issue 70,000,000 shares of $0.001 par value Common Stock. Subject to those preferential rights, as may be determined by the Board of Directors of the Company in the future in connection with the issuance of a series of Preferred Stock, holders of Common Stock are entitled to cast one vote for each share held of record, to receive such dividends as may be declared by the Board of Directors out of legally available funds and to share ratably in any distribution of the Company's assets after payment of all debts and other liabilities, upon liquidation, dissolution or winding up.
 Stockholders do not have preemptive rights or other rights to subscribe for additional shares, and the Common Stock is not subject to redemption. The outstanding shares are validly issued, fully paid and nonassessable.

     Under Delaware law, each holder of a share of Common Stock is entitled to one vote per share for each matter submitted to the vote of the stockholders, and cumulative voting is allowed for the election of directors, if provided for in the Certificate of Incorporation. The Company's Certificate of Incorporation does not provide for cumulative voting.

PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes the issuance of up to 5,000,000 shares of $0.001 par value Preferred Stock. There are no shares of Preferred Stock issued. The Company's Board of Directors has the power, without further action by the holders of Common Stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Delaware Secretary of State a certificate of designation defining the rights and preferences of each such series.

WARRANTS

     In October, 1995, the Company issued warrants for the purchase of 30,000 shares of Common Stock, at a purchase price of $1.50 per share. In May, 1996, as part of a private offering of securities, the Company issued warrants for the purchase of 50,000 shares of Common Stock at a purchase price of $3.25 per share, and 283,333 shares of Common Stock at a purchase
price of $6.25 per share.   As of May 1, 1998, no warrants have been
exercised.

OPTIONS

     During fiscal 1997, options to acquire 500,000 shares of Common Stock were granted to Mark Doumani, an officer of the Company. These options may be exercised for a price of $1.00 per share and expire on March 31, 2006. None of these options has been exercised as of May 1, 1998.

     IR PLAN. On July 29, 1997, the Board of Directors adopted a stock option plan for IRs (the "IR Plan"), which was approved by the stockholders on August 16, 1997. Pursuant to the IR Plan, the Company may grant options to IRs for the purchase of the Company's Common Stock on the basis of performance by such IRs. Under the IR Plan's guidelines (which may be overridden by the Company's Board of Directors), weekly commissions of from $2,250 to $4,499 will result in the issuance of stock options to purchase 250 shares of Common Stock, weekly commissions of from $4,500 to $6,749 will result in the issuance of stock options to purchase for 500 shares of Common Stock, and weekly commissions of $6,750 or more will result in the issuance of stock options to purchase for 1,000 shares of Common Stock. Under the IR Plan's guidelines, for each set of options granted, 25% will vest after two years from the date of grant, 25% will vest after three years from the date of grant, and the remaining fifty% will vest after four years from the date of grant. The exercise price of the options will be determined by the Company at the time of the grant but will be no less than the fair market value of the Company's Common Stock at the time of the grant. Unless specified otherwise by the Company at the time of the grant, all rights to exercise these options shall terminate if the optionee ceases to be an IR of the Company (except in certain cases of death or disability).

     Prior to the adoption of the IR Plan, the Company had granted options to certain IRs. On July 29, 1997, the Company's Board of Directors incorporated into the IR Plan all of the options previously granted to IRs on the original terms and conditions. As of May 1, 1998, The Company has reserved up to 2,900,000 shares of Common Stock for issuance under the IR Plan, and the Company's
Board of Directors has granted options to purchase 630,350 shares of Common Stock under the IR Plan. Of such options granted, none has vested. 433,050 of such options have expired or terminated. The Company has granted these options at exercise prices ranging from $0.5625 to $15.00. See "Description of Securities."

     1997 STOCK OPTION PLAN. As of July 29, 1997, the Company's Board of Directors approved a 1997 Stock Option Plan (the "Stock Option Plan"), and was approved by the shareholders on August 16, 1997. The Company has reserved for issuance thereunder an aggregate of 2,000,000 shares of Common Stock. The Stock Option Plan provides for the grant to employees of the Company of incentive stock options within the meaning of Section 422 of the Code, and for the grant to employees and consultants of nonstatutory stock options. The description of the 1997 Stock Option Plan is intended to be a summary of the material provisions of the Stock Option Plan and does not purport to be complete.

     GENERAL. The general purposes of the Stock Option Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants of the Company and to promote the success of the Company's business. It is intended that these purposes will be effected through the granting of stock options, which may be either "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonstatutory stock options.

     The Stock Option Plan provides that options may be granted to the employees (including officers and directors who are employees) and consultants of the Company, or of any parent or subsidiary of the Company. Incentive stock options may be granted only to employees. An employee or consultant who has been granted an option may, if otherwise eligible, be granted additional options. The Company has not granted any options to purchase shares of Common Stock under the Stock Option Plan.

     ADMINISTRATION OF AND ELIGIBILITY UNDER STOCK OPTION PLAN. The Stock Option Plan, as adopted, provides for the issuance of options to purchase shares of Common Stock to officers, directors, employees, independent contractors and consultants of the Company and its subsidiaries as an incentive to remain in the employ of or to provide services to the Company and its subsidiaries. The Stock Option Plan authorizes the issuance of incentive stock options ("ISOs"), non-qualified stock options ("NSOs") and stock appreciation rights ("SARs") to be granted by a committee (the "Committee") to be established by the Board of Directors to administer the Stock Option Plan, which will consist of at least two (2) outside directors of the Company.

     Subject to the terms and conditions of the Stock Option Plan, the Committee will have the sole authority to determine: (a) the persons ("optionees") to whom options to purchase shares of Common Stock and SARs will be granted, (b) the number of options and SARs to be granted to each such optionee, (c) the price to be paid for each share of Common Stock upon the exercise of each option, (d) the period within which each option and SAR will be exercised and any extensions thereof, and (e) the terms and conditions of each such stock option agreement and SAR agreement which may be entered into between the Company and any such optionee.

     All officers, directors and employees of the Company and its subsidiaries and certain consultants and other persons providing significant services to the Company and its subsidiaries will be eligible to receive grants of options and SARs under the Stock Option Plan. However, only employees of the Company and its subsidiaries are eligible to be granted ISOs.

     STOCK OPTION AGREEMENTS. All options granted under the Stock Option Plan will be evidenced by an option agreement or SAR agreement between the Company and the optionee receiving such option or SAR. Provisions of such agreements entered into under the Stock Option Plan need not be identical and may include any term or condition which is not inconsistent with the Stock Option Plan and which the Committee deems appropriate for inclusion.

     INCENTIVE STOCK OPTIONS. Except for ISOs granted to stockholders possessing more than ten percent (10%) of the total combined voting power of all classes of the securities of the Company or its subsidiaries to whom such ownership is attributed on the date of grant ("Ten Percent Stockholders"), the exercise price of each ISO must be at least one hundred percent (100%) of the fair market value of the Company's Common Stock as determined on the date of grant. ISOs granted to Ten Percent Stockholders must be at an exercise price of not less than one hundred ten percent (110%) of such fair market value.

     Each ISO must be exercised, if at all, within ten (10) years from the date of grant, but, within five (5) years of the date of grant in the case of ISO's granted to Ten percent Stockholders. An optionee of an ISO may not exercise an ISO granted under the Stock Option Plan so long as such person holds a previously granted and unexercised ISO. The aggregate fair market value (determined at time of the grant of the ISO) of the Common Stock with respect to which the ISOs are exercisable for the first time by the optionee during any calendar year shall not exceed $100,000.

     As of the date of this Registration Statement, no ISO's have been granted.

     NON-QUALIFIED STOCK OPTIONS. The exercise price of each NSO will be determined by the Committee on the date of grant. The Company hereby undertakes not to grant any non-qualified stock options under the Stock Option Plan at an exercise price less than eighty five percent (85%) of the fair market value of the Common Stock on the date of grant of any non-qualified stock option under the Stock Option Plan. The exercise period for each NSO will be determined by the Committee at the time such option is granted, but in no event will such exercise period exceed ten (10) years from the date of grant. As of the date of this Registration Statement no NSO's have been granted.

     STOCK APPRECIATION RIGHTS. Each SAR granted under the Stock Option Plan will entitle the holder thereof, upon the exercise of the SAR, to receive from the Company, in exchange therefor, an amount equal in value to the excess of the fair market value of the Common Stock on the date of exercise of one share of Common Stock over its fair market value on the date of exercise of one share of Common Stock over its fair market value on the date of grant (or in the case of an SAR granted in connection with an option, the excess of the fair market of one share of Common Stock at the time of exercise over the option exercise price per share under the option to which the SAR relates), multiplied by the number of shares of Common Stock covered by the SAR or the option, or portion thereof, that is surrendered.

     SARs will be exercisable only at the time or times established by the Committee. If an SAR is granted in connection with an option, the SAR will be exercisable only to the extent and on the same conditions that the related option could be exercised. The Committee may withdraw any SAR granted under the Stock Option Plan at any time and may impose any conditions upon the exercise of an SAR or adopt rules and regulations from time to time affecting the rights of holders of SARs. As of the date of this Registration Statement, no SAR's have been granted.

     TERMINATION OF OPTION AND TRANSFERABILITY. In general, any unexpired options and SARs granted under the Stock Option Plan will terminate: (a) in the event of death or disability, pursuant to the terms of the option agreement or SAR agreement, but not less than six (6) months or more than twelve (12) months after the applicable date of such event, (b) in the event of retirement, pursuant to the terms of the option agreement or SAR agreement, but no less that thirty (30) days or more than three (3) months after such retirement date, or (c) in the event of termination of such person other than for death, disability or retirement, until thirty (30) days after the date of such termination. However, the Committee may in its sole discretion accelerate the exercisability of any or all options or SARs upon termination of employment or cessation of services. The options and SARs granted under the Stock Option Plan generally will be non-transferable, except by will or the laws of descent and distribution.

     ADJUSTMENTS RESULTING FROM CHANGES IN CAPITALIZATION. The number of shares of Common Stock reserved under the Stock Option Plan and the number and price of shares of Common Stock covered by each outstanding option or SAR under the Stock Option Plan will be proportionately adjusted by the Committee for any increase or decrease in the number of issued and outstanding shares of Common Stock resulting from any stock dividends, split-ups, consolidations, recapitalizations, reorganizations or like event.

     AMENDMENT OR DISCONTINUANCE OF STOCK OPTION PLAN. The Board of Directors has the right to amend, suspend or terminate the Stock Option Plan at any time. Unless sooner terminated by the Board of Directors, the Stock Option Plan will terminate on the tenth anniversary date of the effectiveness of the Stock Option Plan.

     SUPERMAJORITY REQUIRED FOR AMENDMENT. In order to insure that the substantive provisions set forth in the Certificate of Incorporation are not circumvented by the amendment of such Certificate of Incorporation pursuant to a vote of a majority of the voting power of the Company's outstanding shares, the Certificate of Incorporation also provides that any amendment, change or repeal of the provisions contained in the Certificate of Incorporation with respect to: (i) the Company's capitalization, (ii) amendment of the Bylaws, (iii) determination by the Board of the number of directors, (iv) filling Board vacancies, (v) the requirement that stockholder action be taken at an annual or special meeting, (vi) requirements with respect to appraisal rights for stockholders, or (vii) the amendment of the provision imposing such supermajority requirement for amendment of the Certificate of Incorporation, shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all outstanding shares of voting stock, including, in any instance where the repeal or amendment is proposed by an interested stockholder (as such term is defined in Section 203 of the Delaware General Corporation Law) or its affiliate or associate, the affirmative vote of a majority of the voting power of all outstanding shares of voting stock held by persons other than such interested stockholder or its affiliates or associates. However, only the affirmative vote of the majority of the voting power of all outstanding shares of voting stock is required if the amendment of any of the foregoing provisions is approved by a majority of the Continuing Directors (as such term is defined in the Certificate of Incorporation).

     The Certificate of Incorporation permits the Board of Directors to adopt, amend or repeal any or all of the Company's bylaws without stockholder action and provide that such bylaws may also be adopted, amended or repealed by its stockholders, but only if approved by holders of 66 2/3% or more of the voting power of all outstanding shares of voting stock, including in any instance in which the alteration is proposed by an interested stockholder or by affiliates or associate of any interested stockholder, the affirmative vote of the holders of at least a majority of voting power of all outstanding shares of voting stock held by persons other than the interested stockholder who proposed such action. However, the only stockholder vote required if the modification is approved by a majority of the continuing directors is the affirmative vote of the majority of the voting power of all outstanding shares of voting stock.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

     As of May 1, 1998, the authorized capital stock of the Company consisted of 70,000,000 shares of common stock, par value $0.001 per share (the "Common Stock") and 5,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock"). As of May 1, 1998, there were issued and outstanding 36,480,981 shares of Common Stock and options to purchase 697,300 shares of Common Stock. Further, the Company has issued and outstanding warrants to purchase up to 363,333 shares of Common Stock.

     The Company's Common Stock is listed for trading in the over-the-counter market and is quoted on the NASD Bulletin Board or in the "pink sheets" maintained by the National Quotation Bureau, Inc. under the symbol "NETW." The following table sets forth quotations for the bid and asked prices for the Common Stock for the periods indicated below, based upon quotations between dealers, without adjustments for stock splits, dividends, retail mark-ups, mark-downs or commissions, and therefore, may not represent actual transactions:


                                                           BID PRICES                   ASKED PRICES
                                                       ------------------            -----------------
                                                       HIGH           LOW            HIGH          LOW
                                                       ----           ---            ----          ---
YEAR ENDED JUNE 30, 1996
 3rd Quarter. . . . . . . . . . . . . . . . . . . .    4.625           2.25            5.0           2.75
 4th Quarter. . . . . . . . . . . . . . . . . . . .     6.75          4.375          7.125           4.75

YEAR ENDED JUNE 30, 1997

 1st Quarter. . . . . . . . . . . . . . . . . . . .     15.0          6.875           16.0           7.25
 2nd Quarter. . . . . . . . . . . . . . . . . . . .     8.25            3.5          8.625           3.75
 3rd Quarter. . . . . . . . . . . . . . . . . . . .     7.75           2.75            8.5            3.0
 4th Quarter. . . . . . . . . . . . . . . . . . . .   3.9375        0.05625         4.0625          0.625

YEAR ENDED JUNE 30, 1998

 1st Quarter. . . . . . . . . . . . . . . . . . . .  2.84375         0.9375            3.0         1.0625
 2nd Quarter. . . . . . . . . . . . . . . . . . . .    2.125          1.125         2.3125        1.21875
 3rd Quarter. . . . . . . . . . . . . . . . . . . .    1.125         0.5625        1.21875         0.6875


     The bid and asked sales prices of the Common Stock, as traded in the over-the-counter market, on May 6, 1998, were approximately $0.5625 and $0.625, respectively.

     No dividend has been declared or paid by the Company since inception. The Company does not anticipate that any dividends will be declared or paid in the future.

     The transfer agent for the Company is Interwest Transfer Company, 1981 East South, #100, Salt Lake City, Utah 84117, telephone 801-272-9294.

ITEM 2.  LEGAL PROCEEDINGS.

     ALVERSON/PAISLEY LITIGATION. On August 15, 1997, the Company filed suit in the Superior Court of California, Orange County, Case No. 783061, against certain former officers and directors of the Company and others identified therein (collectively, the "Defendants") who are affiliated with and/or assisted them in the acts which are the subject of the action. The Defendants include William Montgomery Alverson and Dale Paisley, the former president and chief financial officer of the Company, respectively. The Company alleges that the Defendants participated in a conspiracy to acquire large blocks of common stock of the Company for little or no consideration, and committed other acts in violation of their fiduciary duty and the doctrine of corporate opportunity.

     The Complaint alleges that Alverson, Paisley, and the other Defendants, combined and conspired to locate a public shell corporation for merger or reorganization with TMax-California; to obtain a significant inside interest in the merged or reorganization entity; to control an entity which they could use to raise significant capital; and to give them an entity they could use as a subterfuge to obtain money and property for their sole benefit. The Complaint further alleges that as a part thereof, the Defendants approved and ratified a Plan of Reorganization (the "Plan of Reorganization") by and between BullEk Utah and TMax-California, pursuant to which the shareholders of TMax-California exchanged their stock for stock of BullEk Utah and TMax-California became a wholly owned subsidiary of BullEk Utah, which changed its name to TMax-Utah. The Complaint also alleges that as part of the Plan of Reorganization, the stock of BullEk Florida, a wholly owned subsidiary of BullEk Utah and the only asset and sole business operation of BullEk Utah, was transferred to Robert F. Bullard ("Bullard") and Ronald C. Eken ("Eken") for no consideration, thus resulting in Bullard and Eken receiving all of the BullEk Utah operations and assets valued at a net of $261,271. It additionally alleges that in exchange for allowing Bullard and Eken to take all of the operations and assets of BullEk Utah, with no consideration to BullEk Utah or TMax-California, Bullard and Eken secretly transferred their majority ownership and control of BullEk Utah stock to the Defendants.

     The Complaint alleges that following completion of the Plan of Reorganization, the Defendants continued to carry out their plan by illegally causing the Bullard and Eken shares obtained by them in the Reorganization, which should have been restricted, to be sold into the open-market as free trading shares. It alleges that during the period from December 15, 1995 to April 15, 1997, the Defendants obtained between $750,000 and $12,000,000 as a result of selling such shares into the open market, and that they used said funds for their own personal benefit and gain. The Complaint also alleges that the Defendants caused private placements of the Company's common stock to be sold by Defendants who acted in the capacity of a broker-dealer, but were not licensed to so act. It further alleges that the Defendants caused commissions to be paid to said unlicensed broker-dealer Defendants in violation of applicable laws. Additional allegations in the Complaint are that Alverson, Paisley and others used American Express corporate credit cards, in the name of the Company, for their personal benefit.

     The Complaint alleges that on or about February 16, 1996, Alverson, Paisley and other Defendants caused Worcester Investment Corporation ("Worcester") to execute a subscription agreement for the purchase of 572,000 shares of allegedly free trading common stock from TMax-Utah (the "Worcester Shares") for the stated total price of $1,000,000; that said per share price of approximately $1.75 was only 25% of the then current market price of the common stock of TMax-Utah; that neither Worcester nor any other party ever paid for said shares; that said shares were purportedly issued to Worcester pursuant to an exemption from registration pursuant to Rule 504; that a portion of said shares were transferred from Worcester to one of the other individual defendants; that said shares were improperly and illegally issued; that none of the said shares was free trading; that Worcester was an affiliate of TMax-Utah; that the Rule 504 exemption was not available; and that the Defendants illegally sold some of said shares into the market for their personal benefit and gain. The Complaint alleges that Worcester is a Cayman Islands corporation, owned by and/or under the control of Alverson and Paisley.

     The Complaint further alleges that on or about September 30, 1996, Alverson, Paisley and other Defendants caused the Company to form Associated Resources International, Inc. ("ARI"), using the Company's capital and assets to structure and build ARI into a viable subsidiary of the Company; that soon after ARI became viable, they caused the Company to sell ARI to Worcester, purportedly for $650,000; that if any funds were actually paid to the Company by Worcester for ARI, said funds were acquired by Worcester through the sale of the wrongfully obtained stock of the Company as alleged in the Complaint and rightfully belonged to the Company.

     The Complaint also includes a claim for declaratory relief, seeking a finding that the shares of the Company's stock wrongfully received by the Defendants as alleged in the Complaint should be cancelled, along with certain shares received in what is alleged to be an illegal forward split of shares. With respect to the alleged illegal forward split of shares, the Complaint alleges that TMax-California was authorized by its articles of incorporation (the "Articles") to issue a total of one million shares of its capital stock; that on or about July 17, 1995, TMax-California, in exchange for unspecified pre-incorporation services allegedly rendered to TravelMax California, issued 107,900 shares to Alverson, 10,000 shares to Paisley, and 42,000 shares to Matthew Lothian ("Lothian"), an individual defendant (collectively, the "Incorporation Shares"); that on or about August 25, 1995, TMax-California initiated its initial private sale ("Initial Private Placement") of shares of TMax-California; that during the period of August 25, 1995 to December 1995 (the"Period"), TMax-California sold, pursuant to its Initial Private Placement, approximately 956,938 shares to approximately 100 separate investors, raising approximately $1,000,000; that during the Period, in an effort to continue to exercise effective voting control over TMax-California and avoid the effects of the dilution caused by the shares issued pursuant to the Initial Private Placement, Alverson, Paisley and Lothian caused TMax-California to execute a series of forward stock splits (collectively, the "Stock Splits") of their Incorporation Shares; that Alverson, Paisley and Lothian limited the benefits of the Stock Splits to themselves and three other individuals and one related entity; that in connection with and as a result of the Stock Splits, Alverson was issued an additional 971,100 shares, Paisley was issued an additional 90,000 shares and Lothian was issued an additional 378,000 shares (collectively, the "Stock Split Shares"); that all of the Stock Split Shares were issued unlawfully and improperly in that inadequate and/or no consideration was paid to TMax-California for the Split Stock Shares, the issuance of the Stock Split Shares caused TMax-California to exceed the number of shares it was authorized to issue pursuant to its Articles, no amendments to the Articles authorizing the Stock Split Shares or an increase in the number of authorized shares was filed with the Secretary of State of California thereby causing the Stock Splits and the issuance of the Stock Split Shares to be in violation of California Law and ineffective, and investors in the Initial Private Placement were, according to California precedent, improperly and unfairly excluded from the benefits of the Stock Splits; that these unlawfully and improperly issued Stock Split Shares were exchanged in the Reorganization for an equal number of shares of TMax-Utah ("Reorganization Split Shares"), resulting in these Reorganization Split Shares being unlawfully and improperly issued.

     One group of defendants, Thomas E. Stepp, Jr. and White and Stepp LLP, former counsel to the Company, filed a cross-complaint on December 16, 1997, stating claims for express indemnity, comparative indemnity and declaratory relief. Because only preliminary discovery has taken place with respect to issues raised in the cross-complaint, it is not possible to assess the likelihood of a favorable or unfavorable result with respect thereto. In discussions, some of the other defendants have stated that they may file cross-complaints. They have been vague as to the nature thereof, and thus it is not possible to assess the likelihood of a favorable or unfavorable outcome with respect thereto.

     BORG-WARNER LITIGATION. Borg-Warner Security Corporation sued the Company and a California corporation known as Promaxx in the Orange County Superior Court, Case Number 771503, for breach of a written contract, dated June 18, 1996, whereby Borg-Warner sold tickets to Promaxx for the Atlanta 1996 Olympic games. Plaintiff alleged that since the Company was paying for the expenses of Promaxx at the time of the written agreement to purchase the Olympic tickets--in anticipation of the company purchasing Promaxx--and since the Company sent two checks for downpayment on the tickets directly to Borg-Warner, the Company should be jointly/severally liable, with Promaxx, to Borg-Warner. Even though the Company and Promaxx never entered into an agreement, Borg-Warner recovered against the Company as a "joint venturer" with Promaxx, in the amount of $524,000 plus 5% interest from June 18, 1996 and continuing until paid. The

Company filed an appeal in the California Court of Appeal, Fourth District, Division 3, on March 5, 1998. The Company asked the Court of Appeal, pursuant to its settlement conference program, for a settlement conference with Borg-Warner. Should the Company be required to pay the amount of the judgment, this could have a material adverse effect upon the Company.

     STATE OF KENTUCKY LITIGATION. In October, 1996, the State of Kentucky filed a civil suit (Case No. 96CI05809) against the Company, in Jefferson County Circuit Court, alleging that the Company was operating an illegal pyramid scheme in that state. Plaintiff obtained a temporary restraining order which stopped business activities of the Company in Kentucky. This order was lifted in January, 1997, after a hearing in which the Court found that the Attorney General had failed to meet its burden that the Company was engaged in such a scheme. At present, the Company is permitted to do business in Kentucky but has chosen not to do so until the litigation has been resolved. The suit is still pending, and the Company is currently negotiating with the Attorney General to resolve the dispute. No assurance can be given that a settlement will be reached and if reached that the Company will be able to resume business in the State of Kentucky.

     CHARITABLE FOUNDATION. TMax Foundation was incorporated by the Company in 1996 to provide a vehicle through which IRs were able to allocate a portion of their earnings for charitable purposes. The amounts so allocated were to be paid to TMax Foundation, which would then distribute the correct amounts to the appropriate charities. TMax Foundation was qualified as a charitable corporation under federal and California law. Certain amounts were so allocated by IRs, but the Company did not deliver them to TMax Foundation. The records of TMax have been under examination by the California Attorney General, and the Company is attempting to resolve this matter by paying the amounts so allocated, on an installment basis, to qualified charitable organizations and then to liquidate TMax Foundation. See "Management's Discussion and Analysis or Plan of Operation" and "Financial Statement."

     CHARITY CONSULTANT TUTORIALS. The Company has sold a total of 5400 Charity Consultant Tutorials for the provision of charity consultant services, of which nearly one quarter have been returned for refunds. The Company is developing a much more comprehensive tutorial on this subject which, in its judgment, corrects all of the failings of the old program. The Company intends to provide the new program at a steeply discounted price to the remaining 3600 purchasers of the new program. No assurance can be given, however, that the Company will not be faced with claims for refunds from most or all of the remaining 3600 purchasers of the old program. See "Management's Discussion and Analysis or Plan of Operation" and "Financial Statement."

     POTENTIAL SALES TAX LIABILITY. At least one state has claimed that the Company has been liable for sales taxes on sales of products made to residents of that state. After discussions with the State of Washington, the Company paid an accumulated amount claimed by that State and is now collecting and paying over such sales taxes currently. Since the Company's principal place of operations is in California, it has withheld and paid sales taxes to that state. Although there has been no formal claim for sales taxes in other states in which IRs of the Company has sold products, no assurance can be given that the Company will not be liable for significant payments to other states. The Company has reserved for this potential
liability on its financial statement.   See " Management's Discussion and
Analysis or Plan of Operation."

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     On July 17, 1995, TMax-California issued to 7 individuals 417,000 shares of its common stock for past services purportedly rendered. The shares issued were valued at $0.76 per share. In addition, 66,200 shares were issued to one individual in exchange for an investment of $50,000 in cash at a purchase price of $0.76 per share.

     On December 5, 1995, the Board of Directors of TMax-California purportedly effectuated a forward stock split of some of the then outstanding shares of TMax-California's issued and outstanding shares of common stock purportedly, increasing the number of issued and outstanding shares of TMax-California from 1,000,000 to 5,000,000. This attempted forward stock split was never legally effectuated, in that the legal formalities of the stock split were never perfected and the purported forward stock split only applied to certain TMax-California shareholders, not all TMax-California shareholders. Furthermore, the number of shares of TMax-California authorized by the Articles of Incorporation of TMax-California were 1,000,000, a number substantially less then the number purportedly to be issued and outstanding by TMax-California following the purported forward stock split. On December 7, 1995, TMax-California purported to issue 547,500 shares of its common stock to 13 people and entities, which issuances appear to have been made in respect of services.

     In December, 1995, pursuant to the Share Exchange Agreement, all of the common stock of TMax-California was acquired by BullEk Utah and BullEk Utah issued to the then shareholders of TMax-California, a total of 18
shareholders, 4,672,500 shares of BullEk Utah common stock.   In the Share
Exchange, the shareholders of TMax-California received one share of BullEk Utah common stock for each share of TMax-California common stock purportedly owned by such TMax-California shareholders. Immediately prior to the effectiveness of the Share Exchange, a reverse stock split was effectuated by BullEk Utah on a one-for-six basis, reducing the total number of issued and outstanding shares of BullEk Utah from 13,200,000 to 2,220,000. See "Legal Proceedings."

     In February, 1996, the Company issued 572,000 shares of Common Stock, at a purported price of $1,000,000, to Worcester, which the Company believes is and was then an affiliate of Alverson, Paisley and others. The Company does not believe that it received any consideration for the shares delivered to Worcester.

     In May, 1996, the Company sold 333,333 Units of its securities, each Unit consisting of one share of Common Stock and one common stock purchase warrant for gross proceeds of $1,000,000 at a purchase price per Unit of $3.33.

     In December, 1996, the Company sold 1,864,292 shares of its Common Stock for gross proceeds of $3,631,673.

     With respect to the above issuances of stock, certain amounts may have been paid by the Company as commissions for such sales.

     On April 24, 1997, the Company, Paisley, Alverson and Guest, entered into the Management Agreement, with the Principal Shareholders, who were then unaffiliated third parties to the Company. The purpose of the Management Agreement was to induce Messrs. Baetz and Gallant to recapitalize and to restart operations of the Company. Pursuant to the terms of the Management Agreement, Messrs. Baetz and Gallant acquired 25,863,354 newly-issued shares of the Company's Common Stock, constituting 70.8% of such Common Stock.

     All of the offerings referenced above were conducted by prior management of the Company. As of the date of the filing of this Registration Statement none of the former officers and directors of the Company or TMax-California, who were responsible for the transactions discussed in this Section of the Registration

Statement are officers and directors of the Company. The only association between the former officers and directors of the Company and the Company, as of the date of this Registration Statement, is that of shareholder.

     Certain of the offerings referenced above may have involved violations of the Act and various other statutes designed to regulate the offer and sale of securities both in interstate commerce and within certain states may have occurred. The Company did not and does not have the ability to refund the amounts invested by such investors. Rights of purchasers of securities of the Company to rescission or other forms of remedies or damages will not be relinquished until applicable statutes of limitations will have lapsed. Further, various regulatory agencies, may bring legal actions against the former officers and directors of the Company and others who helped raise money and make the offerings conducted by TMax-California and the Company. Any legal action on the part of a purchaser of securities of the Company or one or more of such regulatory agencies may have a material adverse effect on the ability of the Company to effectuate its intended business plan and could result in Century foreclosing on its security interest that has been created in connection with the loans made to the Company by Century, which as of the date of this Registration Statement total approximately $8,700,000. See "Certain Relationships and Related Transactions."

     Between the inception of TMax-California and April, 1997, the Company granted options to certain IRs to acquire shares of Common Stock. On July 29, 1997, the Company's Board of Directors incorporated into the IR Plan all of the options previously granted to IRs on the original terms and conditions by prior management. As of May 1, 1998, The Company's Board of Directors has granted options to purchase 630,350 shares of Common Stock under the IR Plan. Of such options granted, none has vested. 433,050 of such options have expired or terminated. The Company has granted these options at exercise prices ranging from $0.5625 to $15.00. See "Description of Securities."

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation and Bylaws designate the relative duties and responsibilities of the Company's officers, establish procedures for actions by directors and stockholders and other items. The Company's Certificate of Incorporation and Bylaws also contain extensive indemnification provisions which will permit the Company to indemnify its officers and directors to the maximum extent provided by Delaware law.

     A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including amounts paid in settlement and attorney's fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he or she must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense. Any indemnification under this section, unless ordered by a court or advanced pursuant to this section, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) by the stockholders; (b) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
(d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     The certificate of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to this section or for the advancement of any director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and (b) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     On August 16, 1997, the stockholders of the Company approved a form of indemnification agreement ("Indemnification Agreement") to be entered into with each of the Company's directors. All current officers and directors of the Company and its subsidiaries have executed Indemnification Agreements with the Company. These agreements include the following provisions:

     First, in the event an action is instituted by the person who is indemnified under the Indemnification Agreement ("Indemnitee") to enforce or interpret any of the terms therein, Indemnitee shall be entitled to be paid all costs and expenses, including reasonable attorneys' fees, incurred by the Indemnitee with respect to such action, unless as a part or such action, a court of competent jurisdiction determines that each of the material assertions made by the Indemnitee were not made in good faith or were frivolous. In the event of an action instituted by or in the name of the Company under the Indemnification Agreement or to enforce or interpret any of the terms therein, the Indemnitee shall be entitled to be paid all costs and expenses, including reasonable attorneys' fees, incurred by the Indemnitee in the defense of such action, unless as a part of such action the court determines that each of the Indemnitee's material defenses to such action were made in bad faith or were frivolous.

     Second, the Indemnification Agreements explicitly provide for partial indemnification of costs and expenses in the event that an Indemnitee is not entitled to full indemnification under the terms of the Indemnification Agreements.

     Third, in the event the Company shall be obligated to pay the expenses of any proceeding against the Indemnitee, the Company shall be entitled to assume the defense of such proceeding, with counsel approved by the indemnified party, which approval shall not be unreasonably withheld, upon the delivery to the

Indemnitee of written notice of its election to do so. The Company shall have the right to conduct such defense as it sees fit in its sole discretion, including the right to settle any claim against Indemnitee without the consent of the Indemnitee.

     Fourth, indemnification provided by the Indemnification Agreements is not exclusive of any rights to which the Indemnitee may be entitled under the Company's Certificate of Incorporation, its Bylaws, any agreement, any vote of stockholders or disinterested directors, or otherwise. The indemnification provided under the Indemnification Agreements continues for any action taken or not taken while serving in an indemnified capacity even though the Indemnitee may have ceased to serve in such capacity at the time of the action, suit or other covered proceeding.

     Finally, the Indemnification Agreements provide for certain exceptions to indemnification which include the following: (a) indemnification for liabilities where the law prohibits indemnification; (b) indemnification or advancement of expenses with respect to proceedings or claims initiated or brought voluntarily by an Indemnitee and not by way of defense, except with respect to proceedings brought to establish or enforce a right to indemnification under the Indemnification Agreements or any statute or law or otherwise as required under Delaware law; and (c) indemnification for expenses in the payment of profits arising from the purchase and sale by the Indemnitee of securities in violation of Section 16(b) of the Exchange Act or any similar or successor statute.

PART F/S

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

PART III

ITEM 1.  INDEX TO EXHIBITS


     2.1   Agreement of Merger of TMax Utah and the Company.
     3.1   Certificate of Incorporation.
     3.2   Bylaws.
     10.1  Form of Indemnification Agreement.
     10.2  Stock Option Plan.
     10.3  Independent Representatives Stock Option Plan.
     10.4  Lease for Property at 3388 Via Lido, Newport Beach, CA 92663
     10.5 Lease for property at 2701 West Oakland Park Blvd, Suite 103, Ft. Lauderdale FL 33311
     10.6 Lease for property at 2701 West Oakland Park Blvd, Suite 305, Ft. Lauderdale FL 33311
     10.7  Management Agreement
     10.8  Agreement for Acquisition of Assets from Jetaway.
     10.9  Employment Agreement with Larry Michaels.
     27.1  Financial Data Schedule.

                                      SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              NETWORK HOLDINGS INTERNATIONAL, INC.


Dated: May 13, 1998                               By: /s/ JAMES C. HEALY
                                                      -----------------------
                                                      James C. Healy,
                                                      Executive Vice-President


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


Dated: May 13, 1998                     By: /s/ C. DEAN HOFMEISTER
                                            -------------------------
                                            C. Dean Hofmeister
                                            Chairman of the Board of
                                            Directors

Dated: May 13, 1998                     By: /s/ DOUGLAS R. BAETZ
                                            -------------------------
                                            Douglas R. Baetz
                                            Director

Dated: May 13, 1998                     By: /s/ GLENN M. GALLANT
                                            -------------------------
                                            Glenn M. Gallant
                                            Director

Dated: May 13, 1998                     By: /s/ JOSEPH F. EWART
                                            -------------------------
                                            Joseph F. Ewart
                                            Director

Dated: May 13, 1998                     By: /s/ JAMES C. HEALY
                                            -------------------------
                                            James C. Healy
                                            Director

                        NETWORK HOLDINGS INTERNATIONAL, INC.
                                   AND SUBSIDIARY
                         CONSOLIDATED FINANCIAL STATEMENTS
                                FOR THE YEARS ENDED
                               JUNE 30, 1997 AND 1996
                            AND FOR THE SIX MONTHS ENDED
                       DECEMBER 31, 1997 AND 1996 (UNAUDITED)









Network Holdings International Dec97 Rev     #8142     5/14/98

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                                                       CONTENTS
                      JUNE 30, 1997 AND 1996, AND DECEMBER 31, 1997 (UNAUDITED)
-------------------------------------------------------------------------------

                                                                         Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                         1

FINANCIAL STATEMENTS

      Consolidated Balance Sheets                                        2 - 3

      Consolidated Statements of Operations                              4 - 5

      Consolidated Statements of Stockholders' Deficit                   6 - 7

      Consolidated Statements of Cash Flows                              8 - 9

      Notes to Consolidated Financial Statements                        10 - 31

                 REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Network Holdings International, Inc.

We have audited the accompanying consolidated balance sheets of Network Holdings International, Inc. and subsidiary as of June 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Network Holdings International, Inc. and subsidiary as of June 30, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company incurred a net loss of $13,726,583 and $4,561,041 during the years ended June 30, 1997 and 1996, respectively. As of June 30, 1997, the Company's current liabilities exceeded its current assets by $10,968,075, and its total liabilities exceeded its total assets by $9,394,022. In addition, there is uncertainty regarding pending litigation and a potential stock rescission as discussed in
Note 13. These factors, among others, as described in Notes 2 and 13 to the consolidated financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
May 8, 1998

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                                    CONSOLIDATED BALANCE SHEETS
                       JUNE 30, 1997 AND 1996 AND DECEMBER 31, 1997 (UNAUDITED)
-------------------------------------------------------------------------------

                                 ASSETS (Note 7)

                                                                          June 30,
                                                   December 31,   ------------------------
                                                       1997           1997           1996
                                                   -----------    ---------     ----------
                                                   (unaudited)
CURRENT ASSETS
  Cash                                               $56,390        $63,605       $783,877
  Other receivables (Note 4)                         107,845         14,327         31,908
  Inventories (Note 3)                               625,277        208,988        292,547
  Prepaid expenses                                    10,134         10,600            -
                                                 -----------     ----------     ----------

      Total current assets                           799,646        297,520      1,108,332
                                                 -----------     ----------     ----------

PROPERTY AND EQUIPMENT, net of accumulated
  depreciation and amortization (Note 6)           1,446,129      1,502,688        508,854
                                                 -----------     ----------     ----------

OTHER ASSETS
  Restricted cash (Note 5)                            70,009         70,009            -
  Deposits                                             4,041          1,356            -
                                                 -----------     ----------     ----------

    Total other assets                                74,050         71,365            -
                                                 -----------     ----------     ----------

          TOTAL ASSETS                            $2,319,825     $1,871,573     $1,617,186
                                                 -----------     ----------     ----------
                                                 -----------     ----------     ----------


   The accompanying notes are an integral part of these financial statements.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                        CONSOLIDATED BALANCE SHEETS (CONTINUED)
                       JUNE 30, 1997 AND 1996 AND DECEMBER 31, 1997 (UNAUDITED)
-------------------------------------------------------------------------------

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

                                                                         June 30,
                                                  December 31,  --------------------------
                                                     1997           1997           1996
                                                 -----------     ----------     ----------
                                                 (unaudited)
CURRENT LIABILITIES
  Accounts payable                                $2,860,186     $2,284,418     $1,018,473
  Accrued expenses (Note 8)                        5,382,382      6,791,466      1,645,897
  Line of credit (Note 7)                          5,791,711      2,189,711            -
  Current portion of note payable (Note 7)           552,500            -              -
                                                 -----------     ----------     ----------

    Total current liabilities                     14,586,779     11,265,595      2,664,370

NOTE PAYABLE, net of current portion (Note 7)        212,500            -              -
                                                 -----------     ----------     ----------

      Total liabilities                           14,799,279     11,265,595      2,664,370
                                                 -----------     ----------     ----------


COMMITMENTS AND CONTINGENCIES (Note 13)

STOCKHOLDERS' DEFICIT (Note 10)
  Common stock, $.001 par value
    70,000,000 shares authorized
    36,512,481 (unaudited), 10,649,127, and
      8,784,835 shares issued and outstanding         36,512         10,649          8,785
  Treasury stock, 6,500 shares at cost               (24,688)       (24,688)           -
  Additional paid-in capital                       8,893,038      8,907,641      3,505,072
  Accumulated deficit                            (21,384,316)   (18,287,624)    (4,561,041)
                                                 -----------     ----------     ----------

      Total stockholders' deficit                (12,479,454)    (9,394,022)    (1,047,184)
                                                 -----------     ----------     ----------

      TOTAL LIABILITIES AND STOCKHOLDERS'
      DEFICIT                                     $2,319,825     $1,871,573     $1,617,186
                                                 -----------     ----------     ----------
                                                 -----------     ----------     ----------


   The accompanying notes are an integral part of these financial statements.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                          CONSOLIDATED STATEMENTS OF OPERATIONS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
-------------------------------------------------------------------------------

                                                       Six Months Ended
                                                          December 31,             Year Ended June 30,
                                                  -------------------------   ---------------------------
                                                      1997           1996          1997           1996
                                                  ----------    -----------    -----------     ----------
                                                  (unaudited)   (unaudited)
SALES                                               $865,578    $17,091,528    $20,539,549     $8,601,370

COST OF SALES                                        159,234      1,746,549      2,259,112      1,143,614
                                                  ----------    -----------    -----------     ----------

GROSS PROFIT                                         706,344     15,344,979     18,280,437      7,457,756
                                                  ----------    -----------    -----------     ----------

OPERATING EXPENSES
  Selling, general, and administrative
    expenses                                       3,531,465     21,584,598     29,822,269     10,976,689
  Cancellation of operating leases
    (Note 13)                                            -              -          891,287            -
  Provision for loss on investment in
    subsidiary (Note 5)                                  -          273,926        342,289         50,172
  Provision for loss on management
    receivables (Note 4)                                 -          517,511        686,275        989,978
                                                  ----------    -----------    -----------     ----------

      Total operating expenses                     3,531,465     22,376,035     31,742,120     12,016,839
                                                  ----------    -----------    -----------     ----------

LOSS FROM OPERATIONS                              (2,825,121)    (7,031,056)   (13,461,683)    (4,559,083)
                                                  ----------    -----------    -----------     ----------

OTHER INCOME (EXPENSE)
  Interest income                                      1,152          4,518          3,992          1,342
  Interest expense                                  (272,723)       (13,102)       (42,074)        (3,058)
  Loss on disposal of assets                             -              -         (226,575)           -
                                                  ----------    -----------    -----------     ----------

    Total other income (expense)                    (271,571)        (8,584)      (264,657)        (1,716)
                                                  ----------    -----------    -----------     ----------

LOSS BEFORE PROVISION FOR INCOME
  TAXES                                           (3,096,692)    (7,039,640)   (13,726,340)    (4,560,799)

PROVISION FOR INCOME TAXES
  (Note 11)                                              -              -              243            242
                                                  ----------    -----------    -----------     ----------

NET LOSS                                         $(3,096,692)   $(7,039,640)  $(13,726,583)   $(4,561,041)
                                                  ----------    -----------    -----------     ----------
                                                  ----------    -----------    -----------     ----------


    The accompanying notes are an integral part of these financial statements.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                              CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
-------------------------------------------------------------------------------

                                                     Six Months Ended
                                                        December 31,               Year Ended June 30,
                                                 --------------------------    --------------------------
                                                      1997          1996           1997           1996
                                                  ----------    -----------    -----------     ----------
                                                  (unaudited)   (unaudited)
LOSS PER SHARE
  BASIC                                           $    (0.09)   $     (0.78)   $     (1.42)    $    (0.75)
                                                  ----------    -----------    -----------     ----------
                                                  ----------    -----------    -----------     ----------

  DILUTED                                         $    (0.09)   $     (0.78)   $     (1.42)    $    (0.75)
                                                  ----------    -----------    -----------     ----------
                                                  ----------    -----------    -----------     ----------
WEIGHTED-AVERAGE COMMON SHARES
  OUTSTANDING                                     33,544,555      8,986,076      9,793,514      6,076,012
                                                  ----------    -----------    -----------     ----------
                                                  ----------    -----------    -----------     ----------


     The accompanying notes are an integral part of these financial statements.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                             THE SIX MONTHS ENDED DECEMBER 31, 1997 (UNAUDITED)
-------------------------------------------------------------------------------

                                  Common Stock                          Additional
                            -------------------------      Treasury       Paid-In     Accumulated
                              Shares         Amount         Stock         Capital       Deficit            Total
                            ----------     ----------      ---------      ---------     ----------      ----------
BALANCE, JULY 1,
  1995                               -     $        -    $        -     $         -   $         -      $          -

ISSUANCE OF
  COMMON STOCK               8,784,835          8,785                     3,353,322                       3,362,107

ISSUANCE OF STOCK
  OPTIONS TO
  INDEPENDENT
  REPRESENTATIVES
  (Note 9)                                                                  151,750                         151,750

NET LOSS                                                                                (4,561,041)     (4,561,041)
                            ----------     ----------      ---------      ---------     ----------      ----------
BALANCE, JUNE 30,
  1996                       8,784,835          8,785            -        3,505,072     (4,561,041)     (1,047,184)


ISSUANCE OF
  COMMON STOCK               1,864,292          1,864                     4,185,219                      4,187,083

ISSUANCE OF STOCK
  OPTIONS TO
  INDEPENDENT
  REPRESENTATIVES
  (Note 9)                                                                  467,350                        467,350

ISSUANCE OF STOCK
  OPTIONS TO
  EMPLOYEES
  (Note 9)                                                                  750,000                        750,000

ACQUISITION OF
  TREASURY STOCK                                             (24,688)                                     (24,688)

NET LOSS                                                                               (13,726,583)   (13,726,583)
                            ----------     ----------      ---------      ---------     ----------      ----------

(continued)


     The accompanying notes are an integral part of these financial statements.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (CONTINUED)
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                             THE SIX MONTHS ENDED DECEMBER 31, 1997 (UNAUDITED)
-------------------------------------------------------------------------------

                                  Common Stock                          Additional
                            -------------------------      Treasury       Paid-In     Accumulated
                              Shares         Amount         Stock         Capital       Deficit            Total
                            ----------     ----------      ---------      ---------     ----------      ----------
BALANCE, JUNE 30,
  1997                      10,649,127         10,649        (24,688)     8,907,641    (18,287,624)    (9,394,022)

ISSUANCE OF COMMON
  STOCK (unaudited)         25,863,354         25,863                       (25,853)                           10

ISSUANCE OF STOCK
  OPTIONS TO
  INDEPENDENT
  REPRESENTATIVES
  (Note 9)
  (unaudited)                                                                11,250                        11,250

NET LOSS (unaudited)                                                                    (3,096,692)    (3,096,692)
                            ----------     ----------      ---------     ----------   ------------   ------------
BALANCE, DECEMBER
  31, 1997
  (UNAUDITED)               36,512,481        $36,512       $(24,688)    $8,893,038   $(21,384,316)  $(12,479,454)
                            ----------     ----------      ---------     ----------   ------------   ------------
                            ----------     ----------      ---------     ----------   ------------   ------------


     The accompanying notes are an integral part of these financial statements.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
-------------------------------------------------------------------------------

                                                     Six Months Ended
                                                        December 31,              Year Ended June 30,
                                               ---------------------------   ---------------------------
                                                    1997           1996           1997            1996
                                               --------------  -----------   ------------    -----------
                                                 (unaudited)    (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                       $(3,096,692)   $(7,039,640)  $(13,726,583)   $(4,561,041)
  Adjustments to reconcile net loss to
    net cash used in operating
    activities
     Issuance of stock options for
      compensation                                    11,250        366,010      1,217,350        151,750
      Depreciation and amortization                  167,764        118,471        292,610         30,015
      Loss on disposal of asset                          -              -          226,575            -
  (Increase) decrease in
    Receivables                                      (93,518)    (2,538,232)        17,581        (31,908)
    Inventories                                     (416,289)      (392,758)        83,559       (292,547)
    Prepaid expenses and other
      assets                                         (72,228)       (30,128)       (81,965)           -
  Increase (decrease) in
    Accounts payable                                 575,768        398,020      1,265,945      1,018,473
    Accrued expenses                              (1,409,084)     5,748,763      5,145,569      1,645,897
                                                 -----------     ----------     ----------     ----------

Net cash used in operating activities             (4,333,029)    (3,369,494)    (5,559,359)    (2,039,361)
                                                 -----------     ----------     ----------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and
    equipment                                       (111,205)    (1,353,859)    (1,513,019)      (538,869)
                                                 -----------     ----------     ----------     ----------

Net cash used in investing activities               (111,205)    (1,353,859)    (1,513,019)      (538,869)
                                                 -----------     ----------     ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from long-term debt and
    line of credit                                 4,367,000            -        2,189,711            -
  Issuance of common stock                                10      4,024,373      4,187,083      3,362,107
  Purchase of treasury stock                             -              -          (24,688)           -
                                                 -----------     ----------     ----------     ----------

Net cash provided by financing
  activities                                       4,367,010      4,024,373      6,352,106      3,362,107
                                                 -----------     ----------     ----------     ----------

Net increase (decrease) in cash                      (77,224)      (698,980)      (720,272)       783,877

CASH, BEGINNING OF PERIOD                            133,614        783,877        783,877            -
                                                 -----------     ----------     ----------     ----------

CASH, END OF PERIOD                              $    56,390     $   84,897     $   63,605     $  783,877
                                                 -----------     ----------     ----------     ----------
                                                 -----------     ----------     ----------     ----------



    The accompanying notes are an integral part of these financial statements.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                              CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
-------------------------------------------------------------------------------


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
During the years ended June 30, 1997 and 1996 and the six months ended December 31, 1997, the Company paid $2,125, $0, and $112,484 (unaudited), respectively, in interest.

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES The Company entered into the following non-cash transactions:

     - The Company issued 547,500 shares of common stock in return for services relating to private placements of the Company's common stock during the year ended June 30, 1996.

     - During the years ended June 30, 1997 and 1996 and the six months ended December 31, 1997, the Company granted options to purchase shares of the Company's common stock in the amount of 467,350, 151,750, and 11,250 (unaudited), respectively. Services rendered for these options were valued at $467,350, $151,750, and $11,250 (unaudited) for the years ended June 30, 1997 and 1996 and the six months ended December 31, 1997, respectively.

     - During the year ended June 30, 1997, the Company granted options to purchase 500,000 shares of the Company's common stock to an officer of the Company. The options were valued at $750,000.


     The accompanying notes are an integral part of these financial statements.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     NATURE OF BUSINESS
     Network Holdings International, Inc. (the "Company"), a Delaware corporation, (formerly TravelMax International, Inc., a Utah corporation) develops, markets, and distributes travel-related products and services and engages in certain charity-oriented business activities. The Company's products and services are marketed through a national network marketing system in which Independent Representatives, who are independent contractors, purchase the products for their own use, for sale to other Independent Representatives, or for sale to new customers.

     The Company was originally incorporated in California on July 12, 1995, under the name Travel Max International, Inc. ("TravelMax-California"), and began operating a travel business based upon the multi-level marketing of that company's services. In December 1995, in a share exchange agreement, all of the common stock of the California corporation was acquired by the BullEk corporation ("BullEk"), a Utah corporation. In the share exchange agreement, one share of common stock of BullEk was received by each of the shareholders of the Company for each share held, representing 70% of the outstanding common stock of BullEk. In connection with the share-exchange, all of the assets of BullEk were transferred out of the corporation to the former stockholders, providing Travel Max-California with a "clean shell." Immediately prior to the share-exchange agreement, BullEk changed its name to TravelMax International, Inc., and effectuated a 1-for-6 reverse stock split. Subsequently, the Company undertook four private placements of its common stock through December of 1997.

     The Company temporarily ceased operations for a two-week period in April 1997. The cessation of operations was the result of a lack of sufficient funds to continue operations at that time. The Company emerged from its self-imposed suspension of operations with new financing from two private, secured lenders who, in July 1997, became majority stockholders when they received common stock equal to 70.8% of the total issued and outstanding shares at that date in exchange for providing financing for the Company. Concurrent with the emergence from the self-imposed suspension of operations, a new management team was hired, and the name of the Company was changed to Network Holdings International, Inc., a Delaware corporation.

     PRINCIPLES OF CONSOLIDATION
     The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions and accounts have been eliminated.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     INTERIM FINANCIAL INFORMATION
     The unaudited financial information furnished herein reflects all adjustments, consisting only of normal recurring adjustments, which in the opinion of management, are necessary to fairly state the Company's financial position, the results of their operations, and cash flows for the periods presented. The results of operations for the six months ended December 31, 1997 are not necessarily indicative of results for the entire year ending June 30, 1998.

     ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

     INVENTORIES
     Inventories consist of product and merchandise held for resale and is stated at the lower of cost (on the first-in, first out basis) or market.

     PROPERTY AND EQUIPMENT
     Property and equipment are recorded at cost. The Company uses the straight-line method in computing depreciation and amortization for financial reporting purposes based on estimated useful lives as follows:

           Office equipment                   5 years
           Furniture and fixtures             5 years
           Computer equipment                 5 years
           Software                           7 years
           Leasehold improvements   term of lease or life of asset, whichever
                                    is shorter

     Upon retirement or disposition of assets, cost and accumulated depreciation or amortization are removed from the related accounts and any gain or loss is included in the statements of operations.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     PROPERTY AND EQUIPMENT (Continued)
     Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment losses would be recognized if the carrying amount of the asset exceeds the fair value of the asset. Maintenance and repairs are charged to income as incurred while major improvements over $500 are capitalized.

     REVENUE RECOGNITION
     The Company records its sales of tutorial and other products and merchandise upon receipt of the cash payment in full from its Independent Representatives.

     The Company's sales from the travel services division are commissions earned on travel services booked with airlines, hotels, cruise lines, etc. Commissions earned from travel bookings are recorded at the time the booking is made and paid for by the consumer.

     TREASURY STOCK
     The Company accounts for its treasury stock under the cost method, whereby purchases of treasury stock are recorded at the cost to the Company.

     INCOME TAXES
     The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     NET LOSS PER SHARE
     The Company adopted SFAS No. 128, "Earnings per Share." Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares available. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Earnings per share for fiscal year 1997 and 1996 has been restated using the methodologies of SFAS No. 128. Since the Company incurred a net loss for all periods, basic earnings per share and diluted earnings per share are the same.

     STOCK-BASED COMPENSATION PLANS
     The Company has two stock-based compensation plans, the "1997 Stock Option Plan" and the "Independent Representatives Stock Option Plan." SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current implicit value accounting method specified in Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation. The Company has elected to use the implicit value based method and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation (see Note 9).

     FAIR VALUE OF FINANCIAL INSTRUMENTS
     The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash, accounts payable, and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for note payable and line of credit also approximate fair value because current interest rates offered to the Company for debt of similar maturities are substantially the same.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 130 will not have a material effect on the Company's financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." This statement establishes additional standards for segment reporting in the financial statements and is effective for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 131 will not have an effect on the Company's financial statements.

     STOCK SPLIT
     In December 1995, the Company performed a 1-for-6 stock split of its common stock. All share and per share data have been retroactively restated to reflect this stock split.

     RISKS AND UNCERTAINTIES
     The Company is entirely dependent on the continued funding of its operations through the use of the line of credit extended by the affiliated bank. If this line were to be called or funding of advances on the line were to be ceased, it is highly likely that the Company would cease to be able to finance its current operations. There is no guarantee that the affiliated party will continue to fund the line.

     The Company was involved in a private placement of its securities, such that the circumstances surrounding that placement may give certain investors the right of rescission. The extent of the potential risk is unknown, but management estimates it could be as much as $3,800,000.

     The Company is involved in network marketing of travel services.
     Network marketing is subject to extensive regulation and high scrutiny by government agencies in numerous states. No assurance can be given that the activities of the Independent Representatives will not be sanctioned under the laws of one or more of the states in which it operates and have its business activities severely restricted or stopped altogether.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES (CONTINUED)


     RISKS AND UNCERTAINTIES (CONTINUED)
     As a result of the nature of network marketing companies, competition for Independent Representatives exists with other network marketing companies outside of the travel arena. The Company in many cases is competing for Independent Representatives with larger and better financed companies. In addition, the Company is dependent on a few key representatives, and the loss of one of these key Independent Representatives could mean the loss of significant networks of representatives attached to that individual.

     The travel industry is highly dependent on fluctuations in the general economic conditions of the county in general. Events within the economic environment, including fluctuations in the value of currency, fuel prices, inflation and unemployment, could have a significant effect on the profitability of the Company.

NOTE 2 - GOING CONCERN MATTERS

     The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements during the years ended June 30, 1997 and 1996 and the six months ended December 31, 1997, the Company incurred losses of $13,726,583, $4,561,041, and $3,096,692 (unaudited), respectively. In addition, since April 1997, the Company's cash flow requirements have been met by the line of credit extended by a related party. No assurance can be given that this source of financing will continue to be available to the Company. The operations of the Company are absolutely dependent on infusion of this debt capital. If the Company is unable to generate profits and unable to continue to obtain financing for its working capital needs, it may have to curtail its business sharply or cease business altogether.

     The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to retain its current financing, to obtain additional financing, and ultimately to attain profitability.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 2 - GOING CONCERN MATTERS (CONTINUED)

     To meet these objectives, the Company has instituted a three-point plan:

     1. Increasing sales by motivating and expanding the existing Independent Representative base.

     2. Increasing sales through the acquisition of other multi-level marketing entities and expanding into international markets.

     3. The continuation of financing provided by the majority stockholders of the Company until the Company attains profitability.


NOTE 3 - INVENTORIES

     Inventories consisted of the following:

                                                      June 30,
                              December 31,    ------------------------
                                  1997           1997           1996
                              ------------    ---------      ---------
                              (unaudited)
           Products            $ 302,095      $ 159,064      $ 268,754
           Merchandise            45,418         49,924         23,793
           Phone cards           277,764            -              -
                               ---------      ---------      ---------

               TOTAL           $ 625,277      $ 208,988      $ 292,547
                               ---------      ---------      ---------
                               ---------      ---------      ---------

     Products and phone cards consist of items sold to Independent Representatives for resale. Merchandise consists primarily of marketing and advertising tools sold to Independent Representatives to assist in the retail sales of Company products.

NOTE 4 - OTHER RECEIVABLES

     On September 4, 1997, the Company loaned a non-affiliated entity $100,000. The loan had a fixed interest rate of 10%, matured on November 3, 1997, and was collateralized by 77% of the issued and outstanding common stock of the borrowing entity. The loan was in default as of December 31, 1997. On April 24, 1998, the loan was paid in full.

     The amounts recorded on the accompanying balance sheets represent commission receivables from the Airline Reporting Corporation.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 4 - OTHER RECEIVABLES (CONTINUED)

     The Company does not have trade receivables. Sales of products are recorded upon receipt of the cash payment in full from its Independent Representatives. Commissions from the sale of travel services are recorded at the time the travel is booked and paid for by the consumer.

     As a result of the litigation against certain former directors and officers, the Company has recorded two receivables as follows (see Notes 12 and 13):

     - The Company has recorded $1,000,000 that is due from former directors and officers for stock purchased in 1995 for which payment has not been received. The Company is unable to predict the outcome of this litigation and, therefore, a valuation allowance has been established for the full $1,000,000 at June 30, 1997.

     - The Company has recorded a receivable due from former directors and officers in the amount of $1,676,253 at June 30, 1997. The receivable reflects advances to and amounts expended by former directors and officers unrelated to the Company's operations. The Company is unable to predict the outcome of this litigation and, therefore, a valuation allowance has been established for the full $1,676,253 at June 30, 1997.

NOTE 5 - RESTRICTED CASH AND OTHER ASSETS

     The Company maintains certain amounts on deposit with banking institutions which are required by state statutes in order to conduct travel-related business. At June 30, 1997, restricted amounts were $50,009.

     The Company maintains a deposit, as required by the Airline Reporting Corporation, to secure a letter of credit. The amount securing the letter of credit was $20,000 at June 30, 1997. The letter expired on March 31, 1998 with an automatic one-year renewal clause. The letter was extended for one year to March 31, 1999.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 5 - RESTRICTED CASH AND OTHER ASSETS (CONTINUED)

     In fiscal year ended June 30, 1996, the Company formed Associated Resources International, Inc. ("ARI") with certain other investors. ARI was organized to perform certain business functions related, but not integral to the Company's normal operations. At inception, the Company owned a 50% interest in this entity. The Company's total investment in and expenditures related to ARI were $342,289, $50,172, and $0 (unaudited), respectively, during the years ended June 30, 1997 and 1996 and the six months ended December 31, 1997, respectively. The operations of ARI did not commence in earnest during this time period. Subsequently, the Company's interest in ARI was divested to an investor related to the former directors of the Company. The terms of the divestiture are currently being disputed by the Company. As the outcome of the dispute is unknown, a provision has been established for the entire amount of the Company's investment at June 30, 1997 and 1996.

NOTE 6 - PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                                          June 30,
                                                  December 31,     -----------------------
                                                      1997           1997           1996
                                                 -------------    ---------      ----------
                                                  (unaudited)
           Office equipment                         $268,296       $267,524       $139,363
           Furniture and fixtures                    404,228        347,565          2,512
           Computer equipment                        608,601        592,957        187,778
           Software                                  172,905        150,735            -
           Leasehold improvements                    441,915        425,960        209,216
                                                 -------------    ---------      ----------

                                                   1,895,945      1,784,741        538,869
           Less accumulated depreciation
                and amortization                     449,816        282,053         30,015
                                                 -------------    ---------      ----------

                    TOTAL                         $1,446,129     $1,502,688       $508,854
                                                 -------------    ---------      ----------
                                                 -------------    ---------      ----------

Depreciation and amortization expense for the years ended June 30, 1997 and 1996 and the six months ended December 31, 1997 was $292,610, $30,015, and $167,764 (unaudited), respectively.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 7 - LINE OF CREDIT AND NOTE PAYABLE

     The Company entered into an agreement on April 21, 1997 with a non-bank affiliate for a $10,000,000, as amended, revolving line of credit. The line accrues interest at 10%, is due April 21, 1999, and is currently in default. Principal and Interest payments on this line have been deferred by the affiliated entity. As of June 30, 1997 and December 31, 1997, the Company had drawn on the line for $2,189,711 and $5,791,711 (unaudited), respectively, with accrued interest of $15,943 and $163,045 (unaudited), respectively.

     Subsequent to December 31, 1997, the Company had drawn amounts in excess of the limits of the line. The line has been amended to reflect the increased borrowing level, which is currently over $8,400,000. The line is secured by substantially all of the assets of the Company.

     On November 20, 1997, the Company entered into a loan agreement with a bank in the amount of $765,000. The loan is a variable rate loan with an initial interest rate of 9.5% and matures on May 1, 1999, requiring monthly payments of principal in the amount of $42,500, plus accrued interest. The purpose of the loan is to provide funds to process credit card chargebacks. The first payment was due on December 31, 1997 and paid in January 1998. The payment was made out of funds from the related party line of credit which increased the amount owed to the related party. The note requires principal payments of $297,500 during fiscal year end June 30, 1998 and $467,500 in the following year. The Company is now current with this obligation.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 8 - ACCRUED EXPENSES

     Accrued expenses consisted of the following:

                                                                          June 30,
                                               December 31,     ---------------------------
                                                    1997            1997             1996
                                               ------------     -----------     -----------
                                               (unaudited)

          Product returns payable               $ 1,588,872     $ 3,314,375     $         -
          Sales taxes payable                     2,364,360       2,071,323         580,000
          Charitable contributions payable          230,000         230,000               -
          Accrued legal settlement                  524,060         524,060         524,060
          Overdraft at banks                        270,895         205,625               -
          Accrued commissions payable                14,560         239,318         472,250
          Other accrued expenses                    389,635         206,765          69,587
                                               ------------     -----------     -----------

              TOTAL                             $ 5,382,382     $ 6,791,466     $ 1,645,897
                                               ------------     -----------     -----------
                                               ------------     -----------     -----------


     As a result of the Company's lack of liquidity in April 1997, the Company became delinquent in payment for product returned by Independent Representatives for refund. The Company has recorded a reserve in the amount of $3,314,375 and $1,588,872 at June 30, 1997 and December 31, 1997
     (unaudited), respectively.

     The Company is in arrears in the payment of its sales taxes in several states. In order to recognize this potential liability, the Company has recorded a reserve in the amount of $2,071,323, $580,000 and $2,364,360 (unaudited) for the years ended June 30, 1997 and 1996 and the six months ended December 31, 1997 (see Note 13).

     The Company is in arrears in the payment of certain required payments to the TravelMax International Foundation, an affiliated entity. The Company has recorded as due and payable to the Foundation $230,000 related to agreements with Independent Representatives on the sale of products and merchandise from the Company's Charity Services division (see Note 12).

     The Company has recorded a liability in the amount of $524,060 and accrued interest of $27,064 and $40,273 (unaudited) at June 30, 1997 and December 31, 1997, respectively, relating to a legal judgment against it (see Note 13).

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 8 - ACCRUED EXPENSES (CONTINUED)

     At June 30, 1997 and December 31, 1997, the Company maintained an overdraft at two separate banks, incurred from processing the chargebacks of credit card purchases of Company products and general operations. The total amount of the overdrafts was $205,625 and $270,895 (unaudited) at June 30, 1997 and December 31, 1997, respectively. Part of this overdraft was subsequently financed with a promissory note to one of the banks.

NOTE 9 - STOCK OPTION PLANS

     In August 1997, the Company's stockholders approved the "1997 Stock Option Plan" (the "Employee Plan"), a fixed employee stock-based compensation plan, and the "Independent Representatives Stock Option Plan" (the "Independent Representatives Plan"), a performance-based incentive stock option plan.

     1997 STOCK OPTION PLAN AND OTHER EMPLOYEE OPTIONS
     The Employee Plan provides for the granting of incentive stock options to employees, including officers and directors who are employees, or non-qualified stock options to employees and consultants. The Employee Plan also provides for the issuance of stock appreciation rights. At June 30, 1997, 2,000,000 shares of common stock were reserved for issuance under this plan. The exercise price of each option is determined by the plan committee at the time of the grant, but will never be less than the fair market value of the shares at the date of the grant. The plan committee also determines the maximum term of the options at the time of the grant; however, that term will never be more than ten years, and options vest immediately upon issuance.

     Prior to approval of the plan, 500,000 stock options were granted to an executive officer of the Company in April 1997. Such options are outside of any formally approved plan.

     INDEPENDENT REPRESENTATIVES STOCK OPTION PLAN
     The Independent Representatives Plan provides for the granting of non-statutory stock options to Independent Representatives who market the Company's products and services. At June 30, 1997, 2,900,000 shares of common stock were reserved for issuance under this plan. The exercise price of each option is determined by the plan committee at the time of the grant, but will never be less than the fair market value of the shares at the date of the grant. The plan committee also determines the maximum term of the options at the time of the grant; however, the term will never be more than ten years. Under the Independent Representatives Plan, unless other determined by the plan committee, options may be exercised based on the following schedule:

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 9 - STOCK OPTION PLANS (CONTINUED)

     INDEPENDENT REPRESENTATIVES STOCK OPTION PLAN (Continued)

          2 years after grant      25% of options granted
          3 years after grant      25% of options granted
          4 years after grant      50% of options granted

     Subsequent to June 30, 1997, with approval from the stockholders, stock options granted to Independent Representatives prior to approval of the Independent Representatives Plan were retroactively included in the Independent Representatives Plan.

     STOCK OPTION PLANS
     The following is a summary of the status of both plans during the years ended June 30, 1997 and 1996 and the six months ended December 31, 1997, respectively:


                                             Employee Plan and               Independent
                                           Other Employee Options        Representatives Plan
                                         --------------------------     ------------------------
                                                          Weighted-                    Weighted-
                                                          Average                      Average
                                           Number         Exercise       Number        Exercise
                                         of Shares         Price        of Shares        Price
                                         ---------       ---------      ---------      ---------
           Outstanding, July 1,
             1995                              -         $      -              -        $     -
           Granted                             -         $      -        151,750        $  4.65
           Exercised                           -         $      -              -        $     -
           Forfeited                                     $      -        117,250        $  4.61
                                          --------                      --------

           Outstanding, June 30,
             1996                              -         $      -         34,500         $ 4.79
           Granted                         500,000       $   1.00        467,350         $ 6.45
           Exercised                           -         $      -              -         $    -
           Forfeited                           -         $      -        310,200         $ 6.59
                                          --------                      --------

(continued)

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 9 - STOCK OPTION PLANS (CONTINUED)

     STOCK OPTION PLANS (Continued)


                                             Employee Plan and               Independent
                                           Other Employee Options        Representatives Plan
                                         --------------------------     ------------------------
                                                          Weighted-                    Weighted-
                                                          Average                      Average
                                           Number         Exercise       Number        Exercise
                                         of Shares         Price        of Shares        Price
                                         ---------       ---------      ---------      ---------
           Outstanding, June 30,
             1997                          500,000       $       -        191,650       $   5.92

           Granted                               -       $       -         11,250       $   1.83
           Exercised                             -       $       -              -       $      -
           Forfeited                             -       $       -          5,600       $   1.88
                                         ---------                       --------

           OUTSTANDING, DECEMBER
             31, 1997                      500,000       $       -        197,300       $   5.81
                                         ---------                       --------
                                         ---------                       --------


     The following is a summary of the status of the Employee Plan options and other options outstanding at June 30, 1997:

                                 Outstanding Options           Exercisable Options
                        -----------------------------------   ----------------------
                                     Weighted-
                                      Average     Weighted-              Weighted-
                                     Remaining     Average                Average
            Exercise                Contractual    Exercise               Exercise
             Price       Number       Life         Price       Number      Price
           ---------     -------    -----------   ---------    -------    ----------
           $    1.00     500,000     10 years     $    1.00    500,000     $    1.00

     The following is a summary of the status of the Independent Representatives Plan options outstanding at June 30, 1997:

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 9 - STOCK OPTION PLANS (CONTINUED)

     STOCK OPTION PLANS (Continued)

                                 Outstanding Options                     Exercisable Options
                           -------------------------------------       -----------------------
                                        Weighted-
                                         Average        Weighted-                    Weighted-
           Exercise                     Remaining        Average                      Average
             Price                     Contractual      Exercise                      Exercise
             Range          Number        Life            Price         Number          Price
           --------        -------     -----------     ----------      -------      ----------
           $ 0.50 to
                3.00        16,700      9.43 years     $     1.96         -          $     -
           $ 3.00 to
                6.00        87,900      9.17 years     $     4.57         -          $     -
           $ 6.00 to
                9.00        67,050      9.20 years     $     7.40         -          $     -
           $ 9.00 to
               12.00        19,500      9.12 years     $    10.10         -          $     -
           $ 12.00 to
               15.00           500      9.13 years     $    14.25         -          $     -

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company has accounted for its Employee Plan options and other employee options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model. The following assumptions were made in estimating fair value:

                                                 Employee
                 Assumption                        Plan
           -----------------------               --------
           Dividend yield                          0%
           Risk-free interest rate                5.8%
           Expected life                         2 years
           Expected volatility                    120%

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------


NOTE 9 - STOCK OPTION PLANS (CONTINUED)

     STOCK OPTION PLANS (Continued)

     The Company applies APB 25 in accounting for its Employee Plan and Independent Representatives Plan and other options. As a result of the grant price being less than the quoted market price, $750,000 (unaudited) of compensation cost has been recognized for other employee options for the six months ended December 31, 1997. In addition, compensation cost has been recognized for the Independent Representatives Plan in the amount of $467,350, $151,750, and $11,250 (unaudited) for the years ended june 30, 1997 and 1996 and the six months ended december 31, 1997, respectively. Had compensation cost for the employee options been determined on the basis of fair value pursuant to SFAS 123, Net loss and loss per share would have been increased as follows:

                                                                     June 30,
                                                           -----------------------------
                                                               1997           1996
                                                           ------------    -------------
           Net loss
               As reported                                 $(13,858,565)   $(4,561,041)
               Pro forma                                   $(14,048,565)   $(4,561,041)
           Basic and diluted loss per common share
               As reported                                       $(1.42)        $(0.75)
               Pro Forma                                         $(1.43)        $(0.75)


NOTE 10 - STOCKHOLDERS' DEFICIT

     During the year ended June 30, 1996, the Company completed three private offerings of shares of its common stock.

     In October 1995, the Company issued warrants to purchase 30,000 shares of the Company's common stock at $1.50 per share. These warrants are still outstanding.

     In May 1996, as part of a private offering of securities, the Company issued warrants for the purchase of 50,000 shares of common stock at a purchase price of $3.25 per share and 283,333 shares of common stock at $6.25 per share. These warrants have not been exercised.

     During the year ended June 30, 1997, the Company completed one private offering of its common stock.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 10 - STOCKHOLDERS' DEFICIT (CONTINUED)

     In December 1996, the Company completed the issuance of 1,864,292 shares of common stock, resulting in net proceeds of approximately $3,500,000 after deducting issuance costs. For a discussion of the possible right of rescission regarding this private offering of the Company's common stock, see Note 13.

     On April 24, 1997, the Company entered into a Management Agreement, whereby former officers and directors resigned and an additional 25,863,354 shares of common stock were issued to two individuals who were then elected as directors. In consideration for the common stock, the investors paid $10 and agreed to provide financing for the Company's continued operations.

NOTE 11 - INCOME TAXES

     For the years ended June 30, 1997 and 1996 and the six months ended December 31, 1997, the Company did not provide a provision for income taxes due to the net losses incurred. At June 30, 1997, the Company has approximately $4,500,000 and $2,250,000 in net operating loss carryforwards for federal and state income tax purposes, respectively, that begin to expire in 2011 and 2001, respectively. The components of the Company's deferred tax assets and liabilities for income taxes consist of a deferred tax asset relating to the net operating loss carryforwards non-deductible amounts relating to refunds payable and cancellation of operating leases of approximately $5,500,000 and 7,100,000 (unaudited) for the year ended June 30, 1997 and the six months ended December 31, 1997, respectively. The other components of the Company's deferred tax assets and liabilities are immaterial. The Company has established a valuation allowance to fully offset its deferred tax asset as the Company does not believe the recoverability of this deferred tax asset is more likely than not. The valuation allowance increased by approximately $3,700,000 and $1,600,000 (unaudited) during the year ended June 30, 1997 and the six months ended December 31, 1997.

NOTE 12 - RELATED PARTIES TRANSACTIONS

     During the years ended June 30, 1997 and 1996, two former senior officers of the Company owned entities with which the Company conducted business (see Note 4).

     During the years ended June 30, 1997 and 1996, former officers and directors of the Company were advanced amounts unrelated to the Company's business operations (see Note 4).

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 12 - RELATED PARTIES TRANSACTIONS (CONTINUED)

     In July 1997, two individuals acquired 12,931,677 common shares each or 70.8% of the total common shares issued and outstanding at that date. Prior to that date they were secured lenders of the Company. These majority stockholders have varying degrees of ownership in several other entities with which the Company conducts business. One of these entities had advanced $2,189,711 under a credit facility to the Company at June 30, 1997 (see Note 7). There was no interest or fees paid to these entities for the years ended June 30, 1997 and 1996. Accrued interest for the year ended June 30, 1997 and the six months ended December 31, 1997 was $15,943 and $163,045 (unaudited). The Company has currently drawn amounts in excess of $8,400,000.

     During the six months ended December 31, 1997, the Company purchased phone cards from an affiliated entity in the amount of $600,000 with the intent of selling these cards on a retail basis in conjunction with its other products. These cards have subsequently been used as a means of relieving certain refund liabilities.

     In December 1996, in conjunction with the business activities of its TravelMax International, Inc. Charity Services division ("Charity Services"), the Company established the TravelMax International Foundation ("Foundation"), an affiliated, but separate entity. The Foundation has been approved by the state of California and the Internal Revenue Service to act as a nonprofit entity. The Foundation was created to receive charitable donations from Charity Services based on the sale of tutorial and other products sold through Charity Services. As of the date of this report, such donations have not been made by Charity Services to the Foundation. Related to this matter, the Attorney General of the state of California has initiated an ongoing inquiry to determine the amount of donations that are due and payable to the Foundation by Charity Services. At June 30, 1997 and December 31, 1997 (unaudited), the amount recorded as due and payable by the Company to the Foundation by Charity Services was $230,000.

     On August 15, 1997, the Company entered into a lease with a related party for two office suites in Fort Lauderdale, Florida (see Note 13).

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 13 - COMMITMENTS AND CONTINGENCIES

     LEASES
     The Company leases approximately 19,000 square feet of commercial office space for its corporate offices. This lease expires in February 2003 and contains four additional three-year renewal options. Under the lease agreement, the Company is also obligated to pay its pro rata share of common area maintenance costs that relate to the operation and maintenance of the property. The Company is subject to certain specified cost of living increases in the monthly rental amount that are tied to the Consumer Price Index.

     On August 15, 1997, the Company leased two office suites located in Fort Lauderdale, Florida consisting of 1,383 and 1,850 square feet, respectively, from a related party. The leases have a one-year term with an automatic renewal for an additional year. The terms of the leases are considered to be at market rates (see Note 12).

     During the years ended June 30, 1997 and 1996, the Company entered into various other non-cancelable agreements for the purpose of leasing office equipment.

     Future minimum rental commitments under these non-cancelable operating leases at June 30, 1997 are as follows:

             Year Ended
               June 30,
             -----------
               1998                  $    409,491
               1999                       409,491
               2000                       364,283
               2001                       350,874
               2002                       306,218
               Thereafter                 173,145
                                     ------------

                   TOTAL             $  2,013,502
                                     ------------
                                     ------------

     Rental expense for the years ended June 30, 1997 and 1996 and the six months ended December 31, 1997 was $611,188, $183,855, and $295,726
     (unaudited), respectively.

     During the year ended June 30, 1997, the Company cancelled several operating leases, resulting in a loss of $891,287.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

     LEASES (Continued)
     On October 31, 1997, the Company obtained its release from a lease of a warehouse facility located in Costa Mesa, California. The release from the lease obligation was obtained in exchange for payment of two and one-half month's rent. Concurrent with the closure of the Company's Costa Mesa, California warehouse facility, the Company transferred its inventory to a non-related warehouse distribution center located in Oakland Park, Florida. Inventory is now stored and orders filled and shipped from this Florida distribution center. The Company is charged actual shipping fees and a transaction fee per order. Backorders incur an additional transaction fee per order.

     LITIGATION
     The Company and its subsidiary are involved in legal proceedings, claims, litigation, and governmental investigations arising in the ordinary course of business and covering a wide range of matters. There exists a reasonable possibility that the Company will not prevail in an unknown number of these cases and, as a result, the Company's consolidated operating results and cash flows for the period in which such determination occurs could be materially affected.

     On December 9, 1996, a complaint was filed by Borg-Warner Security Corporation ("Borg-Warner") in the Superior Court of Orange County, California naming the Company as a defendant in a legal action. The complaint alleged that the Company breached a contract that provided for the Company to acquire one hundred seventy-nine, 1996 Olympic Game Packages from Borg-Warner in exchange for payment of $693,400. The complaint sought judgement for the unpaid balance of the contract, $524,060, interest at the rate of 10% per annum on all outstanding amounts due beginning June 18, 1996, and reasonable attorney's fees and court costs. On November 3, 1997, a judgement related to this action was entered against the Company in the amount of $524,060 with interest from June, 18, 1996 at 5% plus court costs. The Company has filed an appeal of the court's decision.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

     On August 15, 1997, the Company filed suit alleging breach of fiduciary duty and fraud against ten of the Company's former stockholders, directors, and officers in the Superior Court of Orange County, California. The Company alleges that the defendants knowingly committed fraud, breached fiduciary duty, negligently performed their duties, misappropriated funds, and failed to repay debt. The Company is seeking actual damages in excess of $13,000,000, plus special and punitive damages. The Company is unable to predict the ultimate outcome with respect to this lawsuit. One group of defendants has filed a cross-complaint stating claims of express indemnity, comparative indemnity, and declaratory relief. The Company has filed a general denial of these claims. The Company is unable to predict the outcome of the cross-complaint.

     GOVERNMENT INVESTIGATIONS
     The Company has been contacted by the Attorneys General of Florida, Idaho, Kentucky, Oregon, Texas, Utah, and Washington regarding unpaid refunds for product returned by sales representatives in those states. The Kentucky claim resulted in the Company voluntarily electing to cease operations in that state. The Company has a significant amount of refunds pending related to the return of tutorials and other products by Independent Representatives (see Note 8). Discussions with each state continue on a case-by-case basis.

     POSSIBLE TAX ASSESSMENTS
     The Company, from time to time, engages in discussions with sales taxing authorities regarding amounts due (see Note 14).

     OTHER MATTERS
     As a result of actions by former directors and officers, it is the Company's opinion that some of the individuals that invested in a private offering of the Company's common stock completed in December 1996 may have the right of rescission. The extent of recision is unknown at this time; however, management estimates that such amount may be as much as $3,800,000.


NOTE 14 - SUBSEQUENT EVENTS

     On November 3, 1997, the Company announced that it had entered into an Agreement to Purchase 100% of the outstanding shares of Links Direct, Inc., a multi-level marketing entity marketing golf products and golf-related travel packages. Upon completion, the acquisition will be accounted for as a pooling of interest transaction, and Links Direct, Inc. will become a subsidiary of the Company.

                                           NETWORK HOLDINGS INTERNATIONAL, INC.
                                                                 AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 FOR THE YEARS ENDED JUNE 30, 1997 AND 1996 AND
                    THE SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)
                          (THE INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED
                                      DECEMBER 31, 1997 AND 1996 IS UNAUDITED.)
-------------------------------------------------------------------------------

NOTE 14 - SUBSEQUENT EVENTS (CONTINUED)

     On November 18, 1997, the Company settled a matter concerning the amount of state sales taxes due and payable to the state of Washington for the period September 1996 through June 1997. The settlement called for a total payment of $51,600, payable in four installments beginning in November 1997. Subsequent to December 31, 1997, the Company has paid this obligation in full.

     On January 5, 1998, the Company acquired the assets of Jetaway Travel Company, a multi-level marketing entity marketing travel services, for a combination of cash and shares of the Company's common stock. The transaction will be accounted for as a purchase; accordingly, the purchase price will be allocated to the underlying assets based on their respective estimated fair values at the date of the acquisition.

     On December 13, 1996, the Company created TravelMax International Foundation (the "Foundation") to operate as a nonprofit organization in concert with its TravelMax Charity Services division. In January 1998, the Foundation received approval of its Internal Revenue Code Section 501(c)3 status as a nonprofit organization.

     On January 14, 1998, the President of the Company resigned. Concurrent with his resignation, two individuals, who were former Independent Representatives, were engaged as consultants to coordinate and develop the Company's sales efforts.

     On February 9, 1998, the Company entered into a Financial Consulting Agreement with an unrelated third party to provide financial advice and business consulting services ("Services"). In exchange for providing the Services, the Company agreed to compensate the consulting firm in a non-cash transaction with shares of the Company's common stock and a staggered series of options for shares of the Company's common stock, plus certain out-of-pocket costs.

     In March 1998, the Company instituted a self-imposed, ninety-day hold on sales of products and services related to the Company's Charity Services, pending an investigation of its programs by the Attorney General of the State of California. The Company is currently reviewing this division for possible dissolution. During the year ended June 30, 1997, this division accounted for approximately 10% of the Company's net sales.

     On March 5, 1998, the Company filed an appeal of the court's decision regarding the judgment against the Company (as described in Note 13) for the Borg-Warner lawsuit.

                                    EXHIBIT INDEX

     2.1 Documents of Merger of TMax Utah into the Company.
     3.1 Certificate of Incorporation.
     3.2 Bylaws.
     10.1 Form of Indemnification Agreement.
     10.2 Stock Option Plan.
     10.3 Independent Representatives Stock Option Plan.
     10.4 Lease for Property at 3388 Via Lido, Newport Beach, CA 92663
     10.5 Lease for property at 2701 West Oakland Park Blvd, Suite 103, Ft.
          Lauderdale FL 33311
     10.6 Lease for property at 2701 West Oakland Park Blvd, Suite 305, Ft.
          Lauderdale FL 33311
     10.7 Management Agreement
     10.8 Asset Purchase Agreement
     10.9 Employment Agreement between Larry Michaels and the Company.
     27.1 Financial Data Schedule.
